IRSA Propiedades Comerciales S.A.

Unaudited condensed interim consolidated financial statements for the nine-month period ended March 31, 2019, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 129, beginning July 1, 2018.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 29, 2018, registered with the Supervisory Board of Companies on January 8, 2019, under N° 456 of Book 93, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Inversiones Financieras del Sur S.A.

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 102.390.572 common shares.

Voting stock (direct and indirect equity interest): 81.27%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2019 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	06.30.18
ASSETS
Non-current assets
Investment properties	8	71,440,384	77,133,527
Property, plant and equipment	9	306,677	287,811
Trading properties	10	197,724	195,738
Intangible assets	11	371,311	429,599
Investments in associates and joint ventures	7	1,982,425	2,218,132
Deferred income tax assets	18	103,393	71,606
Income tax and minimum presumed income tax credits		91,104	221,923
Trade and other receivables	13	3,758,202	1,359,036
Investments in financial assets	12	439,952	58,762
Total non-current assets		78,691,172	81,976,134
Current Assets
Trading properties	10	1,015	293
Inventories		27,842	35,410
Income tax and minimum presumed income tax credits		102,444	61,574
Trade and other receivables	13	2,606,515	2,519,522
Investments in financial assets	12	6,531,445	7,304,971
Derivative financial instruments	12	25,916	67,396
Cash and cash equivalents	12	2,632,573	5,184,368
Total current assets		11,927,750	15,173,534
TOTAL ASSETS		90,618,922	97,149,668
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		47,009,456	52,328,492
Non-controlling interest		2,227,050	2,053,091
TOTAL SHAREHOLDERS’ EQUITY		49,236,506	54,381,583
LIABILITIES
Non-current liabilities
Trade and other payables	15	734,122	874,971
Derivative financial instruments	12	13,196	-
Borrowings	16	22,978,445	21,861,974
Deferred income tax liabilities	18	14,892,641	16,291,030
Provisions	17	29,999	17,441
Total non-current liabilities		38,648,403	39,045,416
Current liabilities
Trade and other payables	15	1,989,874	2,831,265
Income tax and minimum presumed income tax credits liabilities		104,764	65,541
Payroll and social security liabilities		168,039	262,306
Borrowings	16	424,065	434,716
Derivative financial instruments	12	10,849	66,473
Provisions	17	36,422	62,368
Total current liabilities		2,734,013	3,722,669
TOTAL LIABILITIES		41,382,416	42,768,085
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		90,618,922	97,149,668

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the nine-month and three-month periods ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.19	03.31.18	03.31.19	03.31.18
Income from sales, rentals and services	19	5,299,291	5,409,282	1,619,273	1,698,991
Income from expenses and collective promotion fund	19	1,804,611	2,156,430	528,736	665,579
Operating costs	20	(2,345,052)	(2,712,985)	(694,427)	(856,952)
Gross profit		4,758,850	4,852,727	1,453,582	1,507,618
Net (loss)/ gain from fair value adjustments of investment properties, properties plant and equipment, and inventories	8 y 9	(7,066,915)	5,651,682	63,249	(3,788,842)
General and administrative expenses	20	(657,472)	(497,376)	(210,218)	(196,338)
Selling expenses	20	(339,539)	(342,259)	(105,159)	(119,492)
Other operating results, net	21	(303,001)	(47,804)	(259,894)	(23,191)
(Loss)/ Profit from operations		(3,608,077)	9,616,970	941,560	(2,620,245)
Share of profit of associates and joint ventures	7	160,510	240,818	57,941	39,162
(Loss)/ Profit from operations before financing and taxation		(3,447,567)	9,857,788	999,501	(2,581,083)
Finance income	22	197,325	363,024	3,514	229,742
Finance cost	22	(3,733,284)	(1,464,573)	(1,133,876)	(648,273)
Other financial results	22	1,271,185	185,954	304,210	(148,936)
Inflation adjustment	22	(147,375)	(293,097)	65,778	(147,578)
Financial results, net		(2,412,149)	(1,208,692)	(760,374)	(715,045)
(Loss)/ Profit before income tax		(5,859,716)	8,649,096	239,127	(3,296,128)
Income tax expense	18	1,385,831	3,753,488	(41,119)	816,616
(Loss)/ Profit for the period		(4,473,885)	12,402,584	198,008	(2,479,512)
Total comprehensive income for the period		(4,473,885)	12,402,584	198,008	(2,479,512)

Attributable to:
Equity holders of the parent		(4,611,147)	12,104,817	255,638	(2,369,473)
Non-controlling interest		137,262	297,767	(57,630)	(110,039)

(Loss)/ Profit per share attributable to equity holders of the parent for the period:
Basic (i)		(36.59)	96.06	2.03	(18.80)
Diluted		(36.59)	96.06	2.03	(18.80)

(i)
As the result of the period is a loss, therefore there is no dilutive effect on it.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,124,617	6,182,503	85,467	-	5,908,409	4,931,929	(43,236)	33,012,789	52,328,492	2,053,091	54,381,583
Initial adjustment of results (IFRS 9)(2)	-	-	-	-	-	-	-	-	(26,354)	(26,354)	-	(26,354)
Balance as of June 30, 2018 - Adjusted	126,014	2,124,617	6,182,503	85,467	-	5,908,409	4,931,929	(43,236)	32,986,435	52,302,138	2,053,091	54,355,229
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	(4,611,147)	(4,611,147)	137,262	(4,473,885)
Assignment of results - Shareholders’ meeting of October 29, 2018	-	-	-	-	20,712,448	-	22,024,444	-	(43,381,730)	(644,838)	-	(644,838)
Changes in non-controlling interest	-	-	-	-	-	-	-	(36,697)	-	(36,697)	36,697	-
Balance as of March 31, 2019	126,014	2,124,617	6,182,503	85,467	20,712,448	5,908,409	26,956,373	(79,933)	(15,006,442)	47,009,456	2,227,050	49,236,506

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	2,124,617	6,182,503	85,467	748,852	5,908,409	-	(43,236)	25,810,001	40,942,627	1,630,387	42,573,014
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	12,104,817	12,104,817	297,767	12,402,584
Assignment of results - Shareholders’ meeting of October 31, 2017	-	-	-	-	(748,852)	-	4,931,929	-	(5,357,117)	(1,174,040)	-	(1,174,040)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	24,593	24,593
Balance as of March 31, 2018	126,014	2,124,617	6,182,503	85,467	-	5,908,409	4,931,929	(43,236)	32,557,701	51,873,404	1,952,747	53,826,151

(1)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)
See Note 2.2.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.19	03.31.18
Operating activities:
Cash generated from operations	14	2,526,230	4,042,018
Income tax paid		(98,925)	(869,388)
Net cash generated from operating activities		2,427,305	3,172,630

Investing activities:
Capital contributions in associates and joint ventures		(25,054)	(37,946)
Acquisition of investment properties		(1,393,717)	(1,395,803)
Acquisition of property, plant and equipment		(50,729)	(17,338)
Advance payments		(2,363,151)	(136,732)
Acquisition of intangible assets		(81,548)	(70,662)
Acquisitions of investments in financial assets		(12,009,483)	(10,451,537)
Proceeds from investments in financial assets		12,392,317	7,341,901
Loans granted, net		5,511	(16,850)
Loans repayment received from related parties		3,812	-
Collection of financial assets interests		311,073	255,575
Acquisition of subsidiaries, net of cash acquired		(22,930)	(73,394)
Dividends received		4,190	29,186
Net cash used in investing activities		(3,229,709)	(4,573,600)

Financing activities:
Issuance of non-convertible notes		-	4,216,536
Repurchase of non-convertible notes		(39,528)	-
Borrowings obtained		308,623	1,093,604
Borrowings obtained from related parties		16,827	-
Payment of borrowings		(249,773)	(4,966)
Payments of financial leasing		(8,097)	(3,701)
Payment of dividends		-	-
Payment of derivative financial instruments		(512,090)	(279,370)
Proceeds from derivative financial instruments		876,314	447,255
Payment of interest		(1,741,383)	(1,118,396)
Dividends paid		(644,838)	(1,174,040)
Contrubution of the non-controling shareholders		-	556
Short-term loans, net		135,550	(36,895)
Net cash (used in)/ generated from financing activities		(1,858,395)	3,140,583

Net (decrease)/ increase in cash and cash equivalents		(2,660,799)	1,739,613
Cash and cash equivalents at beginning of period	12	5,184,368	3,330,178
Foreign exchange gain on cash and fair value result or cash equivalents		132,715	105,106
Inflation adjustment		(23,711)	(53,590)
Cash and cash equivalents at end of the period	12	2,632,573	5,121,307

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subrequentily changed to our current denomination

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Company operates 332,773 square meters (sqm) in 14 shopping malls, 115,377  sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group’s companies and segments. Our main shareholder and parent company is IRSA and Inversiones Financieras del Sur S.A. is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on May 8, 2019.

2.
Summary of significant accounting policies

2.1
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after March 31, 2019.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

IRSA Propiedades Comerciales S.A.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the annual cosolidated financial statements from June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for credits or other assets not measured at fair value.

The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment allowance will be recorded in the amount of expected credit losses resulting from the events of non-compliance that are possible within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected loss will be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new, the new cash flows must be discounted at the original effective interest rate, with the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability that is recognized in results.

The Group has adopted IFRS 9 through the cumulative effect approach, this standard modifies the way our associated Tarshop S.A. calculates it’s allowance for doubtful accounts until its sale. The negative impact on retained eranings as of June 30, 2018 is Ps. 26,354 and Ps. 12,204 in current year profits of associates and joint ventures as of March 31, 2019.

2.3
Comparability of information

The amounts as of June 30, 2018 and March 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these financial statements.

2.4
Use of estimates

The preparation of financial statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements of the information are described in Note 3 as of June 30, 2018.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Acquisition of Catalinas

The Company’s Board of Directors has approved the acquisition from its parent company IRSA of 14,213 sqm of gross leasable area of the building under development called "Catalinas" in the City of Buenos Aires.

The building consists on 35,208 sqm of gross leasable area in 30 office floors and 316 parking lots in 4 subsoils and is currently under construction. The price of the transaction was established in the fixed amount of USD 60.3 million. Previously, IRSA had sold 16,194 sqm to IRSA Propiedades Comerciales, reaching with this sale, the total sum of 30,407 sqm of gross leasable area that would correspond to IRSA Propiedades Comerciales, equivalent to a total 86.37% of the building's gross locative area.

Pareto - Incorporation

On October 8, 2018, Pareto S.A. was incorporated, its purpose is to design, programand develop software and mobile and web applications.

The company started with a capital of 100,000 common shares NV Ps. 1 of which 65% belonged to IRSA Propiedades Comerciales.

On December 17, 2018, a capital contribution was approved for 16,500 shares of NV Ps. 1, subscribed in full by IRSA Propiedades Comerciales, with a paid in capital of Ps. 3,530.3965 per share, amounting Ps. 58.3 million. As a result, the holding of IRSA Propiedades Comerciales amounts to 69.96%

On December 17, 2018, Espacio Digital S.A (EDSA), issued a transfer of assets offer to, Pareto S.A which includes among other things the source code of the application, clients portfolio and brand for a consideration of USD 0.6 million.

As of the date of these financial statements, the group is analyzing the purchase price allocation.

Tarshop - Sale

On February 14, 2019, the Group sold the entire shareholding of the Company in Tarshop S.A. With this acquisition, Banco Hipotecario S.A. will become in the holder of 100% of the capital stock of Tarshop S.A. The price of the operation was established at USD 0.1 million, which have already been received.

The parties agree that the seller will be entitled to a variable remuneration, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The loss for this transaction amounted to Ps. 116.9 million.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the consolidated financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

IRSA Propiedades Comerciales S.A.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended March 31, 2019 and 2018. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the annual consolidated financial statements as of June 30, 2018.

In the year ended June 30, 2018 introduced a change in the segment “Offices and others” and “Financial operations and others”, changing the name of the latter to “Others” and adding the operations developed by our subsidiary Entertainment Holdings S.A..

IRSA Propiedades Comerciales S.A.

	03.31.19
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	4,255,956	991,477	35,781	60,452	5,343,666	1,804,611	(44,375)	7,103,902
Operating costs	(348,630)	(47,839)	(25,243)	(69,122)	(490,834)	(1,881,754)	27,536	(2,345,052)
Gross profit/ (loss)	3,907,326	943,638	10,538	(8,670)	4,852,832	(77,143)	(16,839)	4,758,850
Net gain from fair value changes in investment properties	(10,203,653)	3,148,246	189,905	(139,090)	(7,004,592)	-	(62,323)	(7,066,915)
General and administrative expenses	(464,083)	(96,733)	(44,012)	(54,045)	(658,873)	-	1,401	(657,472)
Selling expenses	(286,948)	(41,262)	(6,474)	(8,559)	(343,243)	-	3,704	(339,539)
Other operating results, net	(64,452)	(9,295)	(6,491)	(225,245)	(305,483)	-	2,482	(303,001)
(Loss)/ Profit from operations	(7,111,810)	3,944,594	143,466	(435,609)	(3,459,359)	(77,143)	(71,575)	(3,608,077)
Share in profit of associates and joint ventures	-	-	-	57,425	57,425	-	103,085	160,510
(Loss)/ Profit before financing and taxation	(7,111,810)	3,944,594	143,466	(378,184)	(3,401,934)	(77,143)	31,510	(3,447,567)
Investment properties	47,828,759	22,133,756	3,902,270	99,983	73,964,768	-	(2,524,384)	71,440,384
Property, plant and equipment	164,827	143,585	-	-	308,412	-	(1,735)	306,677
Trading properties	-	-	198,739	-	198,739	-	-	198,739
Goodwill	6,728	19,888	-	57,503	84,119	-	(26,616)	57,503
Inventories	28,467	-	-	-	28,467	-	(625)	27,842
Investments in associates and joint ventures	-	-	-	32,195	32,195	-	1,950,230	1,982,425
Operating assets	48,028,781	22,297,229	4,101,009	189,681	74,616,700	-	(603,130)	74,013,570

	03.31.18
	Shopping Malls	Offices	Sales and developments	Others	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in profit/ (loss) of joint ventures	Total as per statement of comprehensive income

Revenues	4,760,617	591,023	108,356	1,610	5,461,606	2,156,430	(52,324)	7,565,712
Operating costs	(406,996)	(46,933)	(44,695)	(40,454)	(539,078)	(2,200,581)	26,674	(2,712,985)
Gross profit/ (loss)	4,353,621	544,090	63,661	(38,844)	4,922,528	(44,151)	(25,650)	4,852,727
Net gain from fair value changes in investment properties	5,463,004	211,665	33,210	-	5,707,879	-	(56,197)	5,651,682
General and administrative expenses	(392,666)	(49,297)	(46,130)	(12,488)	(500,581)	-	3,203	(497,378)
Selling expenses	(293,312)	(38,729)	(12,278)	(2,314)	(346,633)	-	4,374	(342,259)
Other operating results, net	(65,691)	(15)	(2,697)	18,381	(50,022)	-	2,218	(47,804)
Profit (Loss) from operations	9,064,956	667,714	35,766	(35,265)	9,733,171	(44,151)	(72,052)	9,616,968
Share in profit of associates and joint ventures	-	-	-	(27,021)	(27,021)	-	267,839	240,818
Profit (Loss) before Financing and Taxation	9,064,956	667,714	35,766	(62,286)	9,706,150	(44,151)	195,787	9,857,786
Investment properties	58,783,925	13,690,084	2,453,251	-	74,927,260	-	(1,581,183)	73,346,077
Property, plant and equipment	137,038	176,986	-	317	314,341	-	(442)	313,899
Trading properties	-	-	196,032	-	196,032	-	-	196,032
Goodwill	4,346	12,846	-	37,095	54,287	-	(17,192)	37,095
Right to receive units under (barter transactions)	-	-	57,521	-	57,521	-	-	57,521
Inventories	40,236	-	-	-	40,236	-	(599)	39,637
Investments in associates and joint ventures	-	-	-	440,536	440,536	-	1,450,720	1,891,256
Operating assets	58,965,545	13,879,916	2,706,804	477,948	76,030,213	-	(148,696)	75,881,517

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates

Name of the entity	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
	03.31.19	06.30.18	03.31.19	06.30.18	03.31.19	03.31.18
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,614,245	1,523,301	60,521	117,338
Nuevo Puerto Santa Fe S.A. (2)(5)	50.00%	50.00%	335,984	302,989	42,564	150,504
La Rural S.A.(2)	50.00%	50.00%	25,135	249,400	52,566	(9,840)
Associates
Tarshop S.A.(2)	-	20.00%	-	138,018	1,630	(10,207)
Otra asociadas (3)			6,776	3,906	3,229	(6,977)
Total interests in associates and joint ventures (4)			1,982,140	2,217,614	160,510	240,818

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	140,139,244	280,278	121,042	3,188,713
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate	138,750	27,750	85,128	658,510
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1,430	48,945	194,730

(1)
Nominal value per share Ps. 100.
(2)
Correspond to profit for the nine-month period ended at March 31, 2019 and 2018, respectively.
(3)
Represents other individually non-significant associates.
(4)
Includes Ps. 285 as of March 31, 2019 and Ps. 518 as of June 30, 2018, in relation to the equity interest in Avenida Compras disclosed under (Note 17).
(5)
Includes the nessesary adjustments to arrive at balances under international financial standards.

Changes in the Group’s investments in associates and joint ventures for the period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	03.31.19	06.30.18
Beginning of the period/ year	2,217,614	1,643,881
Adjustment of initial balances (IFRS 9)(i)	(26,354)	-
Profit sharing, net	160,510	567,962
Dividends distributed	(286,405)	(64,617)
Sale of interest of subsidiaries (Note 23)	(113,646)	-
Irrevocable contributions (Note 23)	25,549	70,388
Capital contributions (Note 23)	4,872	-
End of the period/ year (4)	1,982,140	2,217,614

(i)
See Note 2.2.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others (*)	03.31.19	06.30.18
Fair value at beginning of the period / year	56,705,815	13,702,540	3,410,822	3,075,295	239,055	77,133,527	66,163,683
Additions	155,311	31,343	301,543	896,916	-	1,385,113	2,114,143
Incorporation as result of business combination	-	-	-	-	-	-	169,204
Capitalization of financial costs	-	-	-	-	-	-	23,867
Capitalized lease costs	1,582	7,004	-	-	18	8,604	31,109
Depreciation of capitalized lease costs (i)	(2,301)	(4,059)	-	-	-	(6,360)	(7,172)
Transfers	270,477	60,007	-	(330,484)	-	-	-
Transfer to properties plant and equipment (Note 9)	-	(12,876)	-	-	-	(12,876)	(11,249)
Disposals	-	-	-	-	-	-	(45,505)
Net gain from fair value adjustment on investment properties (ii)	(10,234,189)	740,428	189,905	2,375,322	(139,090)	(7,067,624)	8,695,447
Fair value at end of the period / year	46,896,695	14,524,387	3,902,270	6,017,049	99,983	71,440,384	77,133,527

   (i)
As of March 31, 2019 the depreciation charge was included in “Costs” in the amount of Ps 6,360, in the Statement of Comprehensive Income (Note 20).
  (ii)
In the nine-month period ended March 31, 2019, the value of investment properties increased by 17.6%, mainly as a result of:
a)
an increase of 98 basis points in the discount rate,as a resulto f an increase in the country risk of WACC rate used to discount the cash flows, representing a decrease of Ps. 5,408.5 million in the value of shopping malls,
b)
a decrease of Ps. 2,590.5 million generated by the conversión to USD of the projected flows in Argentine pesos in accordance with the estimated exchange and inflation rates;
c)
an increase of Ps. 14,885.9 million generated by the conversion of the dollar amount of the shopping malls at the current exchange rate at the end of this period.
d)
The value of our offices buildings increased 50.8% during the nine-month period as of March 31, 2019, because of the impact of the Argentine peso depreciation. The increase is due to the conversión into peso amount of the dollar amount of the propoerties considering the Exchange rate at the end of the period.
e)
Additionally, for the impact of the inflation adjustment the Group reclassified Ps. 24,803 million to Inflation adjustment, leaving a change in the fair value of Ps. (7,067) million.

  (*) Correspond to DirecTV Arena Stadium.

The following amounts have been recognized in the statements of comprehensive income:

	03.31.19	06.30.18
Revenues from rental and services (Note 19)	5,283,870	5,302,751
Expenses and collective promotion fund (Note 19)	1,804,611	2,156,430
Rental and services costs (Note 20)	(2,319,768)	(2,627,836)
Net unrealized gain from fair value adjustment on investment properties	(7,067,624)	5,651,682

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.19	06.30.18
Net book amount at beginning of the period / year	151,684	33,437	99,734	2,423	533	287,811	339,400
Additions	-	28,904	21,825	-	-	50,729	46,391
Transfers from investment properties (Note 8)	-	1,149	11,727	-	-	12,876	11,250
Disposals (i)	-	(373)	(790)	-	-	(1,163)	(52,649)
Incorporation as result of business combination	-	-	-	-	-	-	299
Depreciation charges (ii)	(8,269)	(5,773)	(28,633)	(1,471)	-	(44,146)	(56,880)
Net gain from fair value adjustment	-	329	241	-	-	570	-
Net book amount at end of the period / year	143,415	57,673	104,104	952	533	306,677	287,811
Costs	298,842	171,958	923,457	12,522	533	1,407,312	1,388,543
Accumulated depreciation	(155,427)	(114,285)	(819,353)	(11,570)	-	(1,100,635)	(1,100,732)
Net book amount at end of the period / year	143,415	57,673	104,104	952	533	306,677	287,811

(i)
Corresponds to the concession maturity of Emprendimiento Recoleta (SA)
(ii)
On March 31, 2019 depreciation charges were included in “Costs” in the amount of Ps. 20,528, in “General and administrative expenses” in the amount of Ps. 23,298 and in “Selling expenses“ in the amount of Ps. 310 in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	03.31.19	06.30.18
Net book amount at beginning of the period / year	1,585	194,446	196,031	197,549
Additions	-	2,771	2,771	-
Transfers from intangible assets (Note 11)	740	-	740	25,982
Disposals (i)	(803)	-	(803)	(27,500)
Net book amount at end of the period / year	1,522	197,217	198,739	196,031
Non - current			197,724	195,738
Current			1,015	293
Total			198,739	196,031

(i) On March 31, 2019 cost of sale of properties charges were included in “Costs”, in the Statement of Comprehensive Income (Note 20).

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	03.31.19	06.30.18
Costs	175,516	150,272	174,467	82,815	40,408	623,478	442,527
Accumulated depreciation	-	(43,650)	(115,209)	-	(35,020)	(193,879)	(149,970)
Net book amount at beginning of the period / year	175,516	106,622	59,258	82,815	5,388	429,599	292,557
Additions	-	81,061	-	487	-	81,548	88,919
Incorporation as result of business combination	-	22,930	-	-	-	22,930	118,014
Impairment (iv)(Note 21)	(118,013)	-	-	-	-	(118,013)	-
Transfers to trading properties (Note 10)	-	-	-	(740)	-	(740)	(25,982)
Amortization charge (i)	-	(34,089)	(4,536)	-	(5,388)	(44,013)	(43,909)
Net book amount at end of the period / year	57,503	176,524	54,722	82,562	-	371,311	429,599
Costs	57,503	254,263	174,467	82,562	40,408	609,203	623,478
Accumulated depreciation	-	(77,739)	(119,745)	-	(40,408)	(237,892)	(193,879)
Net book amount at end of the period / year	57,503	176,524	54,722	82,562	-	371,311	429,599

(i) On March 31, 2019 depreciation charges were included in “Costs” in the amount of Ps. 6,455, in “General and administrative expenses” in the amount of Ps. 36,997 and in “Selling expenses“ in the amount of Ps. 561 in the Statement of Comprehensive Income (Note 20).
(ii) Corresponds to Distrito Arcos.
(iii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.
(iv) Corresponds to impaired goodwill of La Arena S.A..

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the consolidated statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the financial statements as of June 30, 2018.

Financial assets and financial liabilities as of March 31, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	2,184,472	-	-	-	2,184,472	4,479,608	6,664,080
Investments in financial assets:
- Investment in equity public companies’s securities	-	346,555	-	-	346,555	-	346,555
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	2,181,265	-	-	2,181,265	-	2,181,265
- Mutual funds	-	1,674,369	-	-	1,674,369	-	1,674,369
- Bonds	-	2,079,113	-	690,095	2,769,208	-	2,769,208
Derivative financial instruments
- Futures contracts	-	-	25,916	-	25,916	-	25,916
Cash and cash equivalents:
- Cash at banks and on hand	315,864	-	-	-	315,864	-	315,864
- Short- term investments	837,334	1,479,375	-	-	2,316,709	-	2,316,709
Total	3,337,670	7,760,677	25,916	690,095	11,814,358	4,479,608	16,293,966

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	923,766	-	923,766	1,800,230	2,723,996
Derivative financial instruments
- Swaps of interest rate (ii)	-	24,045	24,045	-	24,045
Borrowings (excluding finance leases liabilities) (Note 16)	23,388,600	-	23,388,600	-	23,388,600
Total	24,312,366	24,045	24,336,411	1,800,230	26,136,641

Group´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	2,035,098	-	-	-	2,035,098	2,129,604	4,164,702
Investments in financial assets:
- Investment in equity public companies’s securities	-	287,028	-	-	287,028	-	287,028
- Non-convertible notes issued by related parties (Notes 23 and 25)	-	353,691	-	-	353,691	-	353,691
- Mutual funds	-	1,829,345	-	-	1,829,345	-	1,829,345
- Bonds	-	4,054,062	-	826,028	4,880,090	-	4,880,090
- Financial trusts	13,579	-	-	-	13,579	-	13,579
Derivative financial instruments
- Futures contracts	-	-	67,396	-	67,396	-	67,396
Cash and cash equivalents:
- Cash at banks and on hand	1,706,337	-	-	-	1,706,337	-	1,706,337
- Short- term investments	-	3,478,031	-	-	3,478,031	-	3,478,031
Total	3,755,014	10,002,157	67,396	826,028	14,650,595	2,129,604	16,780,199

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,496,231	-	1,496,231	2,210,004	3,706,235
Derivative financial instruments	-	-	-	-	-
- Bonds	-	375	375	-	375
- Swaps of interest rate (ii)	-	66,098	66,098	-	66,098
Borrowings (excluding finance leases liabilities) (Note 16)	22,276,194	-	22,276,194	-	22,276,194
Total	23,772,425	66,473	23,838,898	2,210,004	26,048,902

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panameriacan Mall S.A, with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2018.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Money market curve; Interest curve	Level 2	-
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	Projected revenues and discount rate	Level 3	Projected income: USD 0.5MM - USD 1MM Discount rate 8.7% - 9.5%

Non-Convertible Notes - TGLT	Black & Scholes Black & Scholes	Price and volatility of the subjacent	Level 3	Price: Ps. 3.6 - Ps.5.5 Volatility of the subjacent: 55% - 75% Market interest rate: 10% - 12%
Market Interest rate

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

IRSA Propiedades Comerciales S.A.

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the nine-months period as of 31 March, 2018, and at the year ended as of 30 June, 2018.

As of March 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, that is indicated in Note 2.3

13.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of March 31, 2019 and June 30, 2018:

	03.31.19	06.30.18
Lease and services receivables	686,117	680,766
Post-dated checks	535,155	701,202
Averaging of scheduled rent escalation	473,232	428,626
Debtors under legal proceedings	249,284	227,432
Property sales receivables	30,769	28,800
Consumer financing receivables	16,441	23,396
Less: allowance for doubtful accounts	(299,198)	(285,908)
Total trade receivables	1,691,800	1,804,314
Advance payments	418,924	390,884
VAT receivables	121,781	116,443
Prepayments	181,641	205,593
Other receivables from partners of joint ventures (*)	122,701	121,310
Loans	50,364	63,145
Other tax receivables	49,294	29,766
Expenses to be recovered	13,568	11,389
Others	6,744	17,146
Less: allowance for doubtful accounts	(165)	(236)
Total other receivables	964,852	955,440
Related parties (Note 23)	3,708,065	1,118,804
Total current trade and other receivables	6,364,717	3,878,558
Non-current	3,758,202	1,359,036
Current	2,606,515	2,519,522
Total	6,364,717	3,878,558

 (*) Includes Ps. 115,717 and Ps. 119,454 as of March 31, 2019 and June 30, 2018, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (See Note 16)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	03.31.19	06.30.18
Beginning of the period/ year	286,144	242,728
Additions (i)	123,306	86,645
Unused amounts reversed (i)	(35,907)	(12,742)
Used during the period	(387)	(4,152)
Inflation adjustment	(73,793)	(26,335)
End of the period/ year	299,363	286,144

(i)
As of March 31, 2019, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 87,399 in the Statement of Comprehensive Income (Note 20).

IRSA Propiedades Comerciales S.A.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2019 and 2018:

	Note	03.31.19	03.31.18
Net income for the period		(4,473,885)	12,402,584
Adjustments:
Income tax expense	18	(1,385,831)	(3,753,488)
Amortization and depreciation	20	94,519	84,421
Net gain from fair value adjustment on investment properties, property, plant and equipment and Inventories		7,066,915	(5,651,682)
Gain from disposal of trading properties		(14,618)	(86,495)
Disposals by concession maturity		1,163	-
Averaging of schedule rent escalation	19	(186,603)	(110,474)
Directors’ fees		128,121	104,498
Equity incentive plan	20	237	8,897
Financial results, net		2,242,928	2,675,213
Provisions and allowances	13 y 17	112,678	92,732
Share of profit of associates and joint ventures	7	(160,510)	(240,818)
Inflation adjustment		(18,731)	(1,751,597)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(132,713)	(51,518)
Changes in operating assets and liabilities
Increase of Inventories		7,706	(5,160)
Acquisition of trading property		(2,771)	-
Decrease in trading properties		14,772	105,612
Decrease/ (Increase) in trade and other receivables		314,691	(106,472)
(Decrease)/ Increase in trade and other payables		(1,176,986)	354,717
Decrease in payroll and social security liabilities		(94,267)	(13,235)
Uses of provisions and inflation adjustment	17	(38,434)	(15,717)
Impaired goodwill		118,013	-
Loss for sale of associates and joint ventures		109,836	-
Net cash generated from operating activities before income tax paid		2,526,230	4,042,018

	03.31.19	03.31.18
Non-cash transactions
Decrease in intangible assets trought an increase in trading properties	740	6,820
Increase in property plant and equipment trought a decrease in investment properties	12,876	-
Increase in trade and other receivables trought a decrease in trading properties	649	-
Increase in trade and other receivables trought a decrease in investment in associates and joint ventures	276,835	-
Decrease in trade and other receivables trought an increase in investment in associates and joint ventures	5,367	-
Decrease in investment in associates and joint ventures trought a decrease in borrowings	5,380	-
Decrease in investment in associates and joint ventures trought an initial adjustment of results	26,354	-
Increase in investment properties trought an increase in borrowings	-	8,854
Increase in property plant and equipment trought an increase in borrowings	-	3,544

15.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of March 31, 2019 and June 30, 2018:

	03.31.19	06.30.18
Admission rights	887,763	1,143,732
Rent and service payments received in advance	686,969	467,678
Accrued invoices	230,395	484,524
Trade payables	243,413	535,028
Payments received in advance	72,101	110,765
Tenant deposits	69,244	66,445
Total trade payables	2,189,885	2,808,172
Others	126,374	132,574
Withholdings payable	60,778	73,205
Other income to be accrued	53,764	28,475
Tax payment plans	16,561	68,278
Other tax payables	17,357	31,441
VAT payables	4,937	286,431
Dividends	125	51,977
Total other payables	279,896	672,381
Related parties (Note 23)	254,215	225,683
Total trade and other payables	2,723,996	3,706,236
Non-current	734,122	874,971
Current	1,989,874	2,831,265
Total	2,723,996	3,706,236

IRSA Propiedades Comerciales S.A.

16.
Borrowings

The following table shows the Group's borrowings as of March 31, 2019 and June 30, 2018:

	Book Value at 03.31.19	Book Value at 06.30.18	Fair Value at 03.31.19	Fair Value at 06.30.18
Non-Convertible notes	21,504,234	20,657,365	21,284,157	21,001,801
Bank loans	1,583,347	1,443,376	1,560,065	1,447,628
Bank overdrafts	123,111	9,528	123,111	9,528
AABE Debts	115,717	119,454	115,717	119,454
Loans with non-controlling interests	62,191	40,560	62,191	40,560
Finance leases	13,910	20,496	13,910	20,496
Related parties (Note 23)	-	5,911	-	5,911
Total borrowings	23,402,510	22,296,690	23,159,151	22,645,378
Non-current	22,978,445	21,861,974
Current	424,065	434,716
Total	23,402,510	22,296,690

17.
Provisions

The following table shows the movements in the Group's provisions at March 31, 2019 and June 30, 2018 categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	03.31.19	06.30.18
Balances at the beginning of the period / year	79,291	518	79,809	54,106
Inflation adjustment	(26,586)	-	(26,586)	(6,513)
Increases (i)	33,797	-	33,797	58,845
Recovery (i)	(8,518)	-	(8,518)	(13,873)
Increases	-	-	-	431
Used during the period	(11,848)	(233)	(12,081)	(13,829)
Incorporation as result of business combination	-	-	-	642
Balances at the end of the period / year	66,136	285	66,421	79,809
Non-current			29,999	17,441
Current			36,422	62,368
Total			66,421	79,809

(*)   Corresponds to investments in associates with negative equity.
(i)
Additions and unused amount reversed charged were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 21).

18.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	03.31.19	03.31.18
Current income tax	(44,345)	(346,929)
Deferred income tax	1,430,176	4,100,871
Minimum presumed income tax	-	(454)
Income tax - gain	1,385,831	3,753,488

Changes in the deferred tax account are as follows:

	03.31.19	06.30.18
Beginning of the period / year	(16,219,424)	(20,660,316)
Income tax	1,430,176	4,437,250
Incorporation as result of business combination	-	3,642
End of the period/ year	(14,789,248)	(16,219,424)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:

	03.31.19	03.31.18
Profit for period before income tax at the prevailing tax rate (i)	1,757,915	(3,027,184)
Tax effects of:
Rate change	846,265	6,655,981
Share of profit of associates and joint ventures	48,153	64,977
Result by rate transparency	(185,153)	(35,394)
Non-deductible items	(33,722)	(12,956)
Loss from sale of associates and joint ventures	(227)	-
Others	1,094	(16,218)
Non-taxable financial dividends	-	132,199
Inflation adjustment	(1,048,494)	(7,917)
Income tax gain	1,385,831	3,753,488

(i)
The Income tax rate in effect in Argentina as of March 31, 2018 was 35%, while as of March 31, 2019 is 30%. See Note 16 to the consolidated financial statements as of June 30, 2018.

19.
Revenue

	03.31.19	03.31.18
Base rent	3,169,630	3,142,799
Contingent rent	838,829	909,958
Admission rights	508,442	558,641
Parking fees	236,834	291,111
Commissions	156,001	22,030
Others	120,906	185,925
Averaging of scheduled rent escalation	66,625	81,813
Property management fees	186,603	110,474
Total revenues from rentals and services	5,283,870	5,302,751
Sale of trading properties	15,421	105,612
Total revenues from sale of properties	15,421	105,612
Other revenues	-	919
Other revenues	-	919
Total revenues from sales, rentals and services	5,299,291	5,409,282
Expenses and collective promotion fund	1,804,611	2,156,430
Total revenues from expenses and collective promotion funds	1,804,611	2,156,430
Total revenues	7,103,902	7,565,712

20.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	03.31.19	03.31.18
Salaries, social security costs and other personnel administrative expenses (i)	787,159	217,638	32,836	1,037,633	1,125,135
Maintenance, security, cleaning, repairs and other	833,356	45,553	1,506	880,415	943,293
Taxes, rates and contributions	283,849	9,673	183,899	477,421	502,365
Advertising and other selling expenses	290,027	-	22,516	312,543	399,209
Directors' fees	-	191,713	-	191,713	198,006
Fees and payments for services	24,444	88,784	7,570	120,798	86,350
Amortization and depreciation	33,353	60,295	871	94,519	84,421
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	87,399	87,399	61,490
Leases and expenses	54,593	16,493	1,277	72,363	69,140
Traveling, transportation and stationery	18,174	14,982	1,633	34,789	41,375
Bank expenses	4,908	12,264	-	17,172	19,183
Other expenses	14,386	77	32	14,495	3,536
Cost of sale of properties (Note 10)	803	-	-	803	19,117
Total 03.31.19	2,345,052	657,472	339,539	3,342,063	-
Total 03.31.18	2,712,985	497,376	342,259	-	3,552,620

(i)
For the nine-month period ended March 31, 2019, includes Ps. 995,928 of Salaries, Bonuses and Social Security; Ps 237 of Equity incentive plan and Ps. 41,458 of other concepts. For the nine-month period ended March 31, 2018, includes Ps. 1,040,114 of Salaries, Bonuses and Social Security; Ps. 8,897 of Equity incentive plan and Ps. 76,124 of other concepts.
(ii)
For the nine-month period ended March 31, 2019, includes Ps. 2,319,768 of Rental and services costs; Ps. 25,284 of Cost of sales and developments. For the nine-month period ended March 31, 2018, includes Ps. 2,627,836 of Rental and services costs; Ps. 44,695 of Cost of sales and developments and Ps. 40,454 of other consumer financing costs.

IRSA Propiedades Comerciales S.A.

21.
Other operating results, net

	03.31.19	03.31.18
Canon	23,582	15,420
Management fees	8,148	5,182
Loss resulting from disposals of property plant and equipment (Note 9)	(1,163)	-
Others	(17,926)	(5,842)
Lawsuits (Note 17)	(25,279)	(31,242)
Donations	(55,410)	(31,322)
Loss from sale of associates and joint ventures (Note 4)	(116,940)	-
Impaired goodwill (Note 11)	(118,013)	-
Total other operating results, net	(303,001)	(47,804)

22.
Financial results, net

	03.31.19	03.31.18
- Interest income	197,325	237,573
- Foreign exchange	-	103,986
- Dividends income	-	21,465
Finance income	197,325	363,024
- Foreign exchange	(1,999,079)	(350,349)
- Interest expense	(1,612,599)	(998,490)
- Others financial costs	(121,606)	(136,883)
Subtotal finance costs	(3,733,284)	(1,485,722)
Less: Capitalized finance costs	-	21,149
Finance costs	(3,733,284)	(1,464,573)
- Fair value gains of financial assets at fair value through profit or loss	911,819	81,792
- Gain from derivative financial instruments	355,896	104,162
- Gain from repurchase of non-convertible notes	3,470	-
Other financial results	1,271,185	185,954
- Inflation adjustment	(147,375)	(293,097)
Total financial results, net	(2,412,149)	(1,208,692)

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Item	03.31.19	06.30.18
Trade and other receivables	3,708,065	1,118,804
Investments in financial assets	2,181,265	353,691
Trade and other payables	(254,215)	(225,683)
Borrowings	-	(5,911)
Total	5,635,115	1,240,901

Related parties	03.31.19	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	3,234,736	958,292	Advances
	981,360	58,150	Non-convertible notes
	86,700	609	Other credits
	40,128	59,354	Corporate services
	12,448	17,714	Equity incentive plan
	884	12,840	Reimbursement of expenses
	573	-	Leases and/or rights to use space
	(442)	(625)	Reimbursement of expenses to pay
	(14,634)	(20,789)	Equity incentive plan to pay
Total direct parent company	4,341,753	1,085,545
Cresud S.A.CI.F. y A.	1,199,905	295,541	Non-convertible notes
	(20)	(21,879)	Reimbursement of expenses
	(2,546)	(3,623)	Equity incentive plan to pay
	(37,009)	-	Reimbursement of expenses to pay
	(66,733)	(78,955)	Corporate services to pay
Total direct parent company of IRSA	1,093,597	191,084
La Rural S.A.	276,835	10,196	Dividends
	33,695	-	Other credits
	2,479	40,859	Leases and/or rights to use space
	(2,825)	(1,202)	Reimbursement of expenses to pay
Otras Asociadas y negocios conjuntos	4,500	-	Leases and/or rights to use space
	-	6,132	Loans granted
	-	(5,911)	Borrowings obtained
	-	(334)	Reimbursement of expenses to pay
	-	(407)	Advertising space to pay
	784	447	Reimbursement of expenses
	356	724	Management fee
	(697)	(737)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	315,127	49,767
Directors	204	(17)	Reimbursement of expenses to pay
	(128,121)	(95,524)	Fees
Total Directors	(127,917)	(95,541)
Others	8,741	4,672	Reimbursement of expenses
	4,743	6,667	Leases and/or rights to use space
	214	297	Advertising space
	-	(7)	Dividends to pay
	(9)	(13)	Leases and/or rights to use space to pay
	(27)	(38)	Commissions to pay
	(47)	(6)	Reimbursement of expenses to pay
	(1,060)	(1,526)	Legal services
Total others	12,555	10,046
Total	5,635,115	1,240,901

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	03.31.19	03.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	301,413	9,943	Financial operations
	34,877	43,125	Corporate services
	4,232	468	Leases and/or rights to use space
	146	201	Commissions
Total direct parent company	340,668	53,737
Cresud S.A.CI.F. y A.	327,484	97,247	Financial operations
	4,384	3,963	Leases and/or rights to use space
	(196,362)	(204,305)	Corporate services
Total direct parent company of IRSA	135,506	(103,095)
La Rural S.A.	23,582	20,670	Leases and/or rights to use space
Tarshop S.A.	26,144	17,431	Leases and/or rights to use space
	676	528	Commissions
Others associates and joint ventures	6,870	5,293	Fees
	(1,632)	905	Financial operations
	(443)	(808)	Leases and/or rights to use space
	-	20	Corporate services
Total associates and joint ventures of IRSA Propiedades Comerciales	55,197	44,039
Directors	(191,713)	(201,952)	Fees
Senior Management	(8,245)	(12,635)	Fees
Total Directors	(199,958)	(214,587)
Banco de Crédito y Securitización	26,111	20,436	Leases and/or rights to use space
Others	12,808	1,019	Leases and/or rights to use space
	(9,185)	(11,330)	Fees
	-	42	Commissions
Total others	29,734	10,167
Total	361,147	(209,739)

The following is a summary of the transactions with related parties:

Related parties	03.31.19	03.31.18	Description of transaction
IRSA Inversiones y Representaciones S.A.	469,913	1,013,030	Dividens granted
Tyrus	90	1,126	Dividens granted
Total dividends granted	470,003	1,014,156
Nuevo Puerto Santa Fe S.A.	9,570	14,341	Dividens received
La Rural S.A	276,835	19,627	Dividens received
Total dividends received	286,405	33,968
Quality Invest S.A.	25,549	37,946	Irrevocable contributions granted
Shopping Neuquen S.A.	-	24,875	Irrevocable contributions granted
Total irrevocable contributions	25,549	62,821
Quality Invest S.A.	4,872	1,934	Equity contributions granted
Total equity contributions	4,872	1,934
Banco Hipotecario S.A.	113,646	-	Sale of share
Total sale of shares	113,646	-

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.19	06.30.18
Assets
Trade and other receivables
Uruguayan Pesos	12	1.29	16	34
US Dollar	14,479	43.15	624,770	378,230
Euros	148	48.38	7,148	6,798
Trade and other receivables with related parties
US Dollar	2,340	43.35	101,476	159,982
Total trade and other receivables			733,410	545,044
Investments in financial assets
US Dollar	74,004	43.15	3,193,281	4,881,846
Investment in financial assets with related parties
US Dollar	50,318	43.35	2,181,265	353,691
Total investments in financial assets			5,374,546	5,235,537
Cash and cash equivalents
Uruguayan Pesos	6	1.29	8	3
US Dollar	26,855	43.15	1,158,781	3,437,853
Pound	2	56.03	85	81
Euros	1	48.38	55	54
Total cash and cash equivalents			1,158,929	3,437,991
Total Assets			7,266,885	9,218,572
Liabilities
Trade and other payables
Uruguayan Pesos	2	1.29	2	20
US Dollar	5,676	43.35	246,060	234,966
Euros	5	48.71	229	1,979
Total trade and other payables			246,291	236,965
Borrowings
US Dollar	534,507	43.35	23,170,868	22,266,932
Total borrowings			23,170,868	22,266,932
Borrowings
US Dollar	555	43.35	24,045	376
Total borrowings			24,045	376
Provisions
US Dollar	5	43.35	217	205
Total Provisions			217	205
Total Liabilities			23,441,421	22,504,478

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3) Exchange rate as of March 31, 2019 and June 30, 2018, respectively according to Banco Nación Argentina.

26.
Subsequents events

On April 1, 2019, the Company’ss Board of Directors has approved a credit line to IRSA and / or its subsidiaries for up to USD 180 million.

The rate to be applied will be the yield on the Company’s bonds with maturity date in 2020, negotiated in the secondary market or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA Propiedades Comerciales plus a 50 basis points margin, will be considered. The rate will be readjusted quarterly to be applied to the outstanding balances and to the new disbursements of that quarter.

The Term is up to three (3) years since the date of the suscription of the credit line.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22°floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2019, and the unaudited condensed interim consolidated statement of comprehensive income for the nine-month period ended March 31, 2019 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2019 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of March 31, 2019, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,793,533 which was no callable at that date.

Autonomous City of Buenos Aires, May 8, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales S.A.

Unaudited condensed interim separate financial statements for the nine-month period ended March 31, 2019, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2019 and June 30, 2018
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	06.30.18
ASSETS
Non-current assets
Investment properties	7	53,831,097	61,296,594
Property, plant and equipment	8	259,471	273,728
Trading properties	9	146,744	144,758
Intangible assets	10	235,458	194,825
Investments in associates and joint ventures	6	14,439,656	13,482,027
Trade and other receivables	12	3,802,174	1,668,393
Income tax and minimum presumed income tax credits		113,774	218,865
Investments in financial assets	11	13,663	41,467
Total non-current assets		72,842,037	77,320,657
Current Assets
Trading properties	9	1,015	293
Inventories		23,817	30,500
Trade and other receivables	12	2,839,494	2,527,896
Investments in financial assets	11	5,096,893	5,932,692
Derivative financial instruments	11	25,916	67,396
Cash and cash equivalents	11	1,688,224	4,587,123
Total current assets		9,675,359	13,145,900
TOTAL ASSETS		82,517,396	90,466,557
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent		47,029,033	52,328,492
TOTAL SHAREHOLDERS’ EQUITY		47,029,033	52,328,492
LIABILITIES
Non-current liabilities
Trade and other payables	14	521,714	609,427
Borrowings	15	21,462,359	20,305,879
Deferred income tax liabilities	17	11,311,003	13,212,735
Other liabilities	6	97,148	181,462
Provisions	16	24,115	13,708
Total non-current liabilities		33,416,339	34,323,211
Current liabilities
Trade and other payables	14	1,572,454	2,012,177
Borrowings	15	237,181	1,525,776
Income tax liabilities		87,410	14,270
Payroll and social security liabilities		148,275	222,325
Provisions	16	26,704	40,306
Total current liabilities		2,072,024	3,814,854
TOTAL LIABILITIES		35,488,363	38,138,065
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		82,517,396	90,466,557

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

1

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the nine-month and three-month periods ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.19	03.31.18	03.31.19	03.31.18
Income from sales, rentals and services	18	4,242,192	4,555,071	1,295,259	1,440,717
Income from expenses and collective promotion fund	18	1,581,260	1,860,205	471,432	574,784
Operating costs	19	(2,113,849)	(2,421,424)	(643,288)	(741,045)
Gross profit		3,709,603	3,993,852	1,123,403	1,274,456
Net gain from fair value adjustments of investment properties	7	(7,866,880)	4,976,346	165,169	(3,092,094)
General and administrative expenses	19	(579,718)	(461,804)	(181,095)	(184,905)
Selling expenses	19	(274,364)	(289,864)	(89,854)	(100,383)
Other operating results, net	20	(149,251)	(14,515)	(122,321)	(1,051)
(Loss)/ Profit from operations		(5,160,610)	8,204,015	895,302	(2,103,977)
Share of profit of associates and joint ventures	6	1,148,537	1,836,422	237,277	(367,828)
(Loss)/ Profit from operations before financing and taxation		(4,012,073)	10,040,437	1,132,579	(2,471,805)
Finance income	21	157,539	251,269	14,236	156,076
Finance cost	21	(3,576,471)	(1,428,716)	(1,109,690)	(606,837)
Other financial results	21	1,132,686	294,921	203,389	(71,915)
Inflation adjustment	21	(214,560)	(268,305)	(20,182)	(136,646)
Financial results, net		(2,500,806)	(1,150,831)	(912,247)	(659,322)
(Loss)/ Profit before income tax		(6,512,879)	8,889,606	220,332	(3,131,127)
Income tax expense	17	1,901,732	3,215,211	35,306	761,654
(Loss)/ Profit for the period		(4,611,147)	12,104,817	255,638	(2,369,473)
Total comprehensive income for the period		(4,611,147)	12,104,817	255,638	(2,369,473)
(Loss)/ Profit per share for the period
Basic		(36.59)	96.06	2.03	(18.80)
Diluted (i)		(36.59)	96.06	2.03	(18.80)

(i)
As the result of the period is a loss, therefore there is no dilutive effect on it.

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2018	126,014	2,124,617	6,182,503	85,467	-	5,865,173	4,931,929	-	33,012,789	52,328,492
Initial adjustment of results (IFRS 9) (2)	-	-	-	-	-	-	-	-	(26,354)	(26,354)
Balance as of June 30, 2018 - Adjusted	126,014	2,124,617	6,182,503	85,467	-	5,865,173	4,931,929	-	32,986,435	52,302,138
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	(4,611,147)	(4,611,147)
Assignment of results - Shareholders’ meeting of October 29, 2018	-	-	-	-	20,712,448	-	22,024,444	-	(43,381,730)	(644,838)
Changes in non-controlling interest	-	-	-	-	-	-	-	(17,120)	-	(17,120)
Balance as of March 31, 2019	126,014	2,124,617	6,182,503	85,467	20,712,448	5,865,173	26,956,373	(17,120)	(15,006,442)	47,029,033

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2017	126,014	2,124,617	6,182,503	85,467	748,852	5,865,173	-	-	25,810,001	40,942,627
Comprehensive income for the period - Loss	-	-	-	-	-	-	-	-	12,104,817	12,104,817
Assignment of results - Shareholders’ meeting of October 31, 2017	-	-	-	-	(748,852)	-	4,931,929	-	(5,357,117)	(1,174,040)
Balance as of March 31, 2018	126,014	2,124,617	6,182,503	85,467	-	5,865,173	4,931,929	-	32,557,701	51,873,404

(1)   Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.
(2)   See Note 2.2 to the unaudited condensed interim consolidated financial statements as of March 31, 2019.
The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month period ended March 31, 2019 and 2018
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	03.31.19	03.31.18
Operating activities:
Cash generated from operations	13	2,186,281	3,339,935
Income tax paid		(1,927)	(718,387)
Net cash generated from operating activities		2,184,354	2,621,548

Investing activities:		-	-
Acquisition of investment properties		(631,101)	(349,204)
Acquisition of property, plant and equipment		(22,283)	(14,331)
Acquisition of intangible assets		(81,548)	(64,836)
Acquisition of subsidiaries and jpint ventures		-	(147,578)
Loans granted, net		5,511	(14,238)
Acquisitions of financial assets		(9,780,866)	(7,615,295)
Decrease of financial assets		10,366,257	5,600,932
Loans granted to related parties		(93,294)	(16,324)
Advances to suppliers		(2,363,151)	(123,480)
Irrevocable contributions in subsidiaries and joint ventures		(58,854)	(61,961)
Collection of financial assets interests		266,409	255,380
Proceeds for sale of subsidiaries and jpint ventures		3,812	-
Dividends received of subsidiaries		4,190	29,935
Net cash used in investing activities		(2,384,918)	(2,521,000)
Financing activities:
Payments of financial leasing		(8,097)	(3,697)
Borrowings obtained		308,623	-
Payment of borrowings		(249,773)	(3,829)
Payment of borrowings with related parties		(1,003,688)	(1,590,689)
Issuance of non-convertible notes		-	4,216,537
Borrowings obtained with related parties		-	623,341
Repurchase of non - convertible notes		(39,528)	-
Proceeds from derivative financial instruments		876,314	447,256
Payment of derivative financial instruments		(502,299)	(279,369)
Interest paid		(1,697,204)	(1,093,906)
Dividends paid		(644,838)	(1,174,040)
Short term loans, net		140,215	(24,306)
Net cash (used in) generated from financing activities		(2,820,275)	1,117,298
Net (decrease) increase in cash and cash equivalents		(3,020,839)	1,217,846
Cash and cash equivalents at beginning of period	11	4,587,123	3,036,101
Foreign exchange gain on cash and and fair value result for cash equivalents		134,827	87,456
Inflation adjustment		(12,887)	11,385
Cash and cash equivalents at end of period	11	1,688,224	4,352,788

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

2.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 332,773 square meters (sqm) in 14 shopping malls, 115,377 sqm in 8 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest in a portfolio of 15 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These financial statements have been approved by the Board of Directors to be issued on May 8, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Company has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

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IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their financial statements closed on or after March 31, 2019.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Other financial income (expenses), net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
The resulting amount was included in the “Capital adjustment” account.
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

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IRSA Propiedades Comerciales S.A.

2.2.         Significant accounting policies

The accounting policies applied in the preparation of these financial statements are consistent with those applied in the annual financial statements as of June 30, 2018.

As described in Note 2.2 to the annual financial statements, the Group adopted IFRS 9 "Financial instruments" for the current year using the cumulative effect approach, so that the cumulative impact at the beginning of the year of the adoption was recognized in retained earnings, and the comparative figures have not been modified.

2.3.         Comparability of information

The amounts as of June 30, 2018 and March 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these financial statements.

2.4.         Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2018. See Note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See Note 3 to the unaudited condensed interim consolidated financial statements.

4.
Acquisitions and disposals

See relevants acquisitions and disposals descripted in the Note 4 as of the annual consolidated financial statements.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2018. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2018 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 2.3. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

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IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	03.31.19	06.30.18	03.31.19	06.30.18	03.31.19	03.31.18
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	8,067,988	7,003,940	1,064,050	1,185,591
Torodur S.A.	100.00%	100.00%	2,504,240	2,425,164	79,075	(23,953)
Arcos del Gourmet S.A.	90.00%	90.00%	796,843	884,316	(87,472)	289,346
Shopping Neuquén S.A.	99.95%	99.95%	534,751	599,534	(64,788)	110,800
Entertainment Holdings S.A.	70.00%	70.00%	227,697	357,617	(112,843)	(10,792)
Centro de Entretenimientos La Plata S.A. (5)(4)	95.00%	100.00%	167,776	177,519	(1,953)	-
Emprendimiento Recoleta S.A. (2)	53.68%	53.68%	54,421	69,286	(14,849)	(3,497)
Entretenimiento Universal S.A. (3)	3.75%	3.75%	(171)	342	(472)	104
Fibesa S.A. (3)	97.00%	97.00%	(96,977)	(181,462)	112,581	31,188
La Malteria	95.00%	-	75,915	-	75,820	-
Pareto S.A	69.96%	-	59,796	-	(5,327)	-
Associates
Tarshop S.A. (4)	-	20.00%	-	138,018	1,630	(10,207)
Joint ventures
Quality Invest S.A.	50.00%	50.00%	1,614,245	1,523,302	60,521	117,338
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	335,984	302,989	42,564	150,504
			14,342,508	13,300,565	1,148,537	1,836,422

				last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	1,330,062	10,084,985
Torodur S.A. (1)	Uruguay	Investment	1,735,435,048	581,676	79,061	2,504,226
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	(93,629)	865,620
Shopping Neuquén S.A.	Argentina	Real estate	(i)	53,540	(64,823)	535,013
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	25,623	527,388
Centro de entretenimiento La Plata S.A. (6)(5)(4)	Argentina	Real estate	14,250	1,500	(2,056)	176,324
Emprendimiento Recoleta S.A. (2)	Argentina	Real estate	13,449,990	11,565	(27,498)	101,563
Entretenimiento Universal S.A. (3)	Argentina	Event organization and others	825	22	(11,956)	(4,385)
Fibesa S.A. (3)	Argentina	Real estate	(ii)	2,395	40,744	53,878
La Malteria	Argentina	Real estate	95,000	117	79,810	51,232
Pareto S.A	Argentina	Design and development	81,500	100	(7,615)	57,550
Associates
Tarshop S.A. (4)	Argentina	Consumer financing Investor	48,759,288	598,796	8,150	541,402
Joint ventures
Quality Invest S.A.	Argentina	Real estate	140,139,244	280,278	121,042	3,188,713
Nuevo Puerto Santa Fe S.A. (5)(6)	Argentina	Real estate	138,750	27,750	85,128	658,510

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Concession ends on November 18, 2018. As of March 31, 2019, is in liquidation.
(3)
Included in other payables.
(4)
Correspond to profit or loss for the nine-month period ended March 31, 2019 and 2018, respectively.
(5)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(6)
Nominal value per share Ps. 100.
(i)           Correspond to 53,511,353 share. Nominal value per share Ps. 1 with rights to 5 votes.
(ii)          Correspond to 2,323,125 share. Nominal value per share Ps. 1 with rights to 5 votes.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	03.31.19	06.30.18
Beginning of the period / year (i)	13,300,565	10,371,462
Adjustment of initial balances NIIF 9 (ii)	(26,354)	-
Irrevocable contributions (Note 22)	26,367	86,722
Equity contributions granted (Note 22)	5,063	2,347
Share premium (Note 22)	65,028	-
Share of profit, net	1,148,537	3,035,860
Sale of interest of subsidiaries (Note 22)	(121,912)	-
Changes in non-controlling interest	(17,120)	-
Acquisition of subsidiaries	-	135,654
Dividends distribution (Note 22)	(37,215)	(331,480)
Goodwill	(451)	-
End of the period / year (i)	14,342,508	13,300,565

(i)
It includes (Ps. 97,148) and (Ps. 181,462) as of March 31, 2019 and June 30, 2018, respectively, in relation to the equity interest in Fibesa S.A. and Entretenimiento Universal S.A. disclosed under Other liabilities.
(ii)
See Note 2.2 to the condensed interim consolidate financial statements as of March 31, 2019.

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IRSA Propiedades Comerciales S.A.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	03.31.19	06.30.18
Fair value at beginning of the period / year	47,417,040	11,846,616	1,653,498	379,440	61,296,594	53,563,206
Additions	142,301	19,281	301,543	163,216	626,341	560,028
Capitalized lease costs	1,181	3,579	-	-	4,760	28,870
Depreciation of capitalized lease costs (i)	(2,023)	(2,961)	-	-	(4,984)	(6,877)
Transfers to property, plant and equipment (Note 8)	-	-	-	-	-	(11,250)
Disposals	-	-	-	-	-	(43,276)
Cession (ii)	-	-	(224,734)	-	(224,734)	-
Net gain from fair value adjustment on investment properties	(8,533,260)	638,652	15,620	12,108	(7,866,880)	7,205,893
Fair value at end of the period / year	39,025,239	12,505,167	1,745,927	554,764	53,831,097	61,296,594

(i)
On March 31, 2019 the amortization charges were included in “Costs” in the amount of Ps. 4,984, in the Statement of Comprehensive Income (Note 19).
(ii)
Cession of Malteria Hudson property to the subsidiary La Malteria S.A.

The following amounts have been recognized in the statements of comprehensive income:

	03.31.19	03.31.18
Rental and services income (Note 18)	4,226,771	4,448,541
Expenses and collective promotion fund (Note 18)	1,581,260	1,860,205
Rental and services costs (Note 19)	(2,089,655)	(2,377,507)
Net unrealized gain from fair value adjustment on investment properties	(7,866,880)	4,976,346

Valuation techniques are described in Note 9 to the financial statements as of June 30, 2018. There were no changes to the valuation techniques. The company has reassessed the assumptions at the end of the period, incorporating the effect of changes in macroeconomic condition.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	03.31.19	06.30.18
Costs	298,842	118,532	790,167	12,320	533	1,220,394	1,220,900
Accumulated depreciation	(147,158)	(89,700)	(699,726)	(10,082)	-	(946,666)	(895,156)
Net book amount at beginning of the period / year	151,684	28,832	90,441	2,238	533	273,728	325,744
Additions	-	5,434	16,849	-	-	22,283	40,893
Transfers from investment properties (Note 7)	-	-	-	-	-	-	11,250
Disposals	-	-	-	-	-	-	(52,649)
Depreciation charges (i)	(8,269)	(3,927)	(22,904)	(1,440)	-	(36,540)	(51,510)
Net book amount at end of the period / year	143,415	30,339	84,386	798	533	259,471	273,728
Costs	298,842	123,966	807,016	12,320	533	1,242,677	1,220,394
Accumulated depreciation	(155,427)	(93,627)	(722,630)	(11,522)	-	(983,206)	(946,666)
Net book amount at end of the period / year	143,415	30,339	84,386	798	533	259,471	273,728

(i)  On March 31, 2019 the depreciation charges were included in “Costs” in the amount of Ps. 13,652, in “General and administrative expenses” in the amount of Ps. 22,578 and in “Selling expenses“in the amount of Ps. 561 in the Statement of Comprehensive Income (Note 19).

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IRSA Propiedades Comerciales S.A.

9.
Trading properties

Changes in in the Company’s, trading properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Completed properties	Undeveloped sites	03.31.19	06.30.18
Net book amount the beginning of the period / year	1,585	143,466	145,051	146,569
Additions	-	2,771	2,771	-
Transfers from intangible assets (Note 10)	740	-	740	25,982
Disposals (i)	(803)	-	(803)	(27,500)
Net book amount the end of the period / year	1,522	146,237	147,759	145,051
Non current			146,744	144,758
Current			1,015	293
Total			147,759	145,051

(i)
On March 31, 2019 cost of sale of properties charges were included in “Costs”, in the statement of comprehensive income (Note 19)

10.
Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Software	Right to receive units (ii)	Others	03.31.19	06.30.18
Costs	149,521	82,815	40,408	272,744	209,805
Accumulated depreciation	(42,899)	-	(35,020)	(77,919)	(43,806)
Net book amount at beginning of the period / year	106,622	82,815	5,388	194,825	165,999
Additions	81,061	487	-	81,548	88,920
Transfers to trading properties (Note 9)	-	(740)	-	(740)	(25,982)
Amortization charge (i)	(34,787)	-	(5,388)	(40,175)	(34,112)
Net book amount at end of the period / year	152,896	82,562	-	235,458	194,825
Costs	230,582	82,562	40,408	353,552	272,743
Accumulated depreciation	(77,686)	-	(40,408)	(118,094)	(77,918)
Net book amount at end of the period / year	152,896	82,562	-	235,458	194,825

(i) On March 31, 2019 the amortization charges were included in “Costs” in the amount of Ps. 4,256, in “General and administrative expenses” in the amount of Ps. 35,358 and in “Selling expenses“ in the amount of Ps. 561 in the Statement of Comprehensive Income (Note 19).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

11.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 11 to the separate financial statements as of June 30, 2018.

Financial assets and financial liabilities as of March 31, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
March 31, 2019		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	2,256,777	-	-	-	2,256,777	4,630,679	6,887,456
Investments in financial assets:
- Investment in equity public companies´s secirities	-	285,738	-	-	285,738	-	285,738
- Bonds	-	728,976	-	690,095	1,419,071	-	1,419,071
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	2,157,667	-	-	2,157,667	-	2,157,667
- Mutual funds	-	1,248,080	-	-	1,248,080	-	1,248,080
Derivative financial instruments
- Futures contracts	-	-	25,916	-	25,916	-	25,916
Cash and cash equivalents:
- Cash at banks and on hand	244,476	-	-	-	244,476	-	244,476
- Short- term investments	211,232	1,232,516	-	-	1,443,748	-	1,443,748
Total	2,712,485	5,652,977	25,916	690,095	9,081,473	4,630,679	13,712,152

10

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 14)	709,870	1,384,298	2,094,168
Borrowings (excluding finance leases liabilities) (Note 15)	21,685,630	-	21,685,630
Total	22,395,500	1,384,298	23,779,798

Company´s financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,983,719	-	-	-	1,983,719	2,455,764	4,439,483
Investments in financial assets:
- Investment in equity public companies´s secirities	-	228,182	-	-	228,182	-	228,182
- Bonds	-	2,835,815	-	826,028	3,661,843	-	3,661,843
- Non-convertible notes issued by related parties (Notes 22 and 24)	-	258,510	-	-	258,510	-	258,510
- Mutual funds	-	1,812,047	-	-	1,812,047	-	1,812,047
- Financial trusts	13,577	-	-	-	13,577	-	13,577
Derivative financial instruments
- Futures contracts	-	-	67,396	-	67,396	-	67,396
Cash and cash equivalents:
- Cash at banks and on hand	1,434,607	-	-	-	1,434,607	-	1,434,607
- Short- term investments	-	3,152,516	-	-	3,152,516	-	3,152,516
Total	3,431,903	8,287,070	67,396	826,028	12,612,397	2,455,764	15,068,161

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 14)	698,505	1,923,099	2,621,604
Borrowings (excluding finance leases liabilities) (Note 15)	21,811,159	-	21,811,159
Total	22,509,664	1,923,099	24,432,763

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see Note 13 to the unaudited condensed interim consolidated financial statements.

11

IRSA Propiedades Comerciales S.A.

12.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of March 31, 2019 and June 30, 2018:

	03.31.19	06.30.18
Lease and services receivables	570,397	561,614
Post-dated checks	468,186	604,560
Averaging of scheduled rent escalation	312,320	387,392
Debtors under legal proceedings	204,305	186,552
Property sales receivables	30,769	28,800
Consumer financing receivables	16,441	23,396
Less: allowance for doubtful accounts	(245,623)	(242,958)
Total trade receivables	1,356,795	1,549,356
Other tax receivables	53,824	22,533
Advance payments	296,946	117,763
Prepayments	152,873	199,978
Loans	49,372	60,473
Others	22,879	12,015
Expenses to be recovered	8,206	8,326
Less: allowance for doubtful accounts	(165)	(236)
Total other receivables	583,935	420,852
Related parties (Note 22)	4,700,938	2,226,081
Total current trade and other receivables	6,641,668	4,196,289
Non-current	3,802,174	1,668,393
Current	2,839,494	2,527,896
Total	6,641,668	4,196,289

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	03.31.19	06.30.18
Beginning of the period / year	243,194	216,769
Increase (i)	83,724	89,351
Unused amounts reversed (i)	(26,236)	(12,492)
Used during the year	-	(1,097)
Inflation adjustment	(54,894)	(49,337)
End of the period / year	245,788	243,194

(i) On March 31, 2019, additions and unused amount reversed charged were charged to “Selling expenses”, in the amount of Ps 57,488 in the Statement of Comprehensive Income (Note 19).

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month period ended March 31, 2019 and 2018:

	Note	03.31.19	03.31.18
Net income for the period		(4,611,147)	12,104,817
Adjustments:
Income tax expense	17	(1,901,732)	(3,215,211)
Amortization and depreciation	19	81,699	73,984
Gain from disposal of trading properties		(14,618)	(86,495)
Changes in fair value of investment properties	7	7,866,880	(4,976,346)
Directors’ fees provision		125,468	94,300
Equity incentive plan		199	7,266
Averaging of schedule rent escalation	18	(46,852)	(101,357)
Financial results, net		2,299,744	779,529
Provisions and allowances	12 y 16	74,603	61,999
Share of profit of associates and joint ventures	6	(1,148,537)	(1,836,422)
Foreign unrealized exchange gain on cash and fair value result of cash equivalents		(134,827)	(87,456)
Result for sales of share in associates and joint ventures		109,941	-
Changes in operating assets and liabilities:
Decrease in inventories		6,683	1,257
Decrease in trading properties		14,772	103,444
Acquisition of trading properties		(2,771)	-
Increase in trade and other receivables		300,751	528,869
Decrease in trade and other payables		(739,615)	(65,616)
Decrease in payroll and social security liabilities		(74,050)	(31,406)
Uses of provisions		(20,310)	(15,221)
Net cash generated from operating activities before income tax paid		2,186,281	3,339,935

12

IRSA Propiedades Comerciales S.A.

The following table shows a detail of non-cash transactions occurred in the nine-month period ended March 31, 2019 and 2018:

Non-cash transactions	03.31.19	03.31.18
Increase in trading properties through a decrease in intangible assets	740	17,599
Decrease in equity investments in associates and joint ventures through a decrease in borrowings	5,380	-
Increase in equity investments in associates and joint ventures through a decrease in trade and other receivables	5,367	-
Decrease in equity investments in associates and joint ventures through a decrease in trade and other receivables	36,254	-
Increase in investment properties through an increase in trade and other payables	32,237	-
Decrease in investment properties through an increase in trade and other receivables	224,734	-
Decrease in equity investments in associates and joint ventures through an initial adjustment of results	26,354	-
Decrease in borrowings through a decrease in financial assets	183,200	80,485
Decrease in trade and other payables an decrease in trade and other credits	12,113	-
Decrease in equity investments in associates and joint ventures through a decrease in borrowings	17,120	-
Decrease in trading properties through a increase in trade and other receivables	649	-
Increase in property plant and equipment through an increase in borrowings	-	5,531
Decrease in borrowings through a increase in trade and other receivables	-	30,968
Decrease in other payables an increase in trade and other credits	-	40,435
Increase in trade and other receivable an trading properties	-	2,169
Decrease in trade and other receivable an increase in associates and joint ventures	-	2,774

14.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of March 31, 2019 and June 30, 2018:

	03.31.19	06.30.18
Admission rights	813,697	1,049,585
Rent and service payments received in advance	419,377	364,212
Acourred invoices	164,510	234,444
Trade payables	167,754	170,981
Payments received in advance	44,676	94,707
Tenant deposits	56,788	55,842
Total current trade payables	1,666,802	1,969,771
Withholding income tax	54,470	63,899
Others	23,094	15,621
Other tax payables	26,396	28,476
Tax payment plans	10,349	41,311
Other income to be accrued	15,216	14,023
VAT payables	117	266,886
Other payables	2,825	4,021
Total other payables	132,467	434,237
Related parties (Note 22)	294,899	217,596
Total current trade and other payables	2,094,168	2,621,604
Non-current	521,714	609,427
Current	1,572,454	2,012,177
Total	2,094,168	2,621,604

15.          Borrowings

The following table shows the Company’s borrowings as of March 31, 2019 and June 30, 2018:

	Book Value at 03.31.19	Book Value at 06.30.18	Fair Value at 03.31.18	Fair Value at 06.30.18
Non-Convertible notes	21,504,234	20,657,365	21,284,157	21,001,801
Related parties (Note 22)	-	1,152,129	-	1,152,129
Financial leasing	13,910	20,496	13,910	20,496
Bank overdrafts	181,396	1,665	181,396	1,665
Total borrowings	21,699,540	21,831,655	21,479,463	22,176,091
Non-current	21,462,359	20,305,879
Current	237,181	1,525,776
Total	21,699,540	21,831,655

13

IRSA Propiedades Comerciales S.A.

16.          Provisions

The following table shows the movements in the Company’s provisions as of March 31, 2019 and June 30, 2018:

	03.31.19	06.30.18
Balances at the beginning of the period / year	54,014	61,202
Increases (i)	25,504	24,477
Recovery (i)	(8,389)	(9,736)
Used during the period / year	(1,734)	(1,768)
Inflation adjustment	(18,576)	(20,161)
Balances at the end of the period / year	50,819	54,014
Non-current	24,115	13,708
Current	26,704	40,306
Total	50,819	54,014

(ii)
 On March 31, 2019, additions and unused amount were charged to “Other operating results, net”, in the Statement of Comprehensive Income (Note 20).

17.          Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	03.31.19	03.31.18
Current income tax	-	(120,546)
Deferred income tax	1,901,732	3,335,757
Income tax - Gain	1,901,732	3,215,211

Changes in the deferred tax account are as follows:

	03.31.19	06.30.18
Beginning of the period / year	(13,212,735)	(17,121,426)
Income tax	1,901,732	3,908,691
Period / year end	(11,311,003)	(13,212,735)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the nine month periods ended March 31, 2019 and 2018:

	03.31.19	03.31.18
Profit for period before income tax at the prevailing tax rate (i)	1,953,864	(3,111,360)
Tax effects of:	-	-
Result by rate transparency	(214,178)	-
Difference between provisions and affidavits	(2,832)	-
Rate change	535,532	5,475,607
Loss of sale of associates and joint ventures	(227)	-
Share of profit of associates and joint ventures	344,561	642,747
Inflation adjustment	(699,393)	97,867
Non-taxable / non-deductible items	(15,595)	110,350
Income tax - Gain	1,901,732	3,215,211

(i)
The Income tax rate in effect in Argentina as of March 31, 2018 was 35%, while as of March 31, 2019 is 30%. See Note 20 to the consolidated financial statements as of June 30, 2018.

14

IRSA Propiedades Comerciales S.A.

18.          Revenue

	03.31.19	03.31.18
Base rent	2,725,231	2,774,929
Contingent rent	748,008	800,495
Admission rights	460,529	501,419
Parking fees	144,959	181,022
Property management fees	57,251	68,809
Averaging of scheduled rent escalation	46,852	101,357
Others	43,941	20,510
Rentals and services income	4,226,771	4,448,541
Sale of trading properties	15,421	105,612
Gain from disposal of trading properties	15,421	105,612
Other revenues	-	918
Other revenues	-	918
Total revenues from sales, rentals and services	4,242,192	4,555,071
Expenses and collective promotion fund	1,581,260	1,860,205
Total revenues from expenses and collective promotion funds	1,581,260	1,860,205
Total revenues	5,823,452	6,415,276

19.          Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	03.31.19	03.31.18
Salaries, social security costs and other personnel administrative expenses (1)	630,021	209,061	32,836	871,918	925,638
Maintenance, security, cleaning, repairs and other	696,345	30,865	1,502	728,712	792,017
Advertising and other selling expenses	263,446	-	17,428	280,874	354,159
Taxes, rates and contributions	224,718	2,199	155,621	382,538	402,091
Leases and expenses	235,869	14,183	1,277	251,329	241,344
Directors' fees	-	183,467	-	183,467	188,613
Fees and payments for services	11,973	59,320	5,785	77,078	71,820
Amortization and depreciation	22,892	57,936	871	81,699	73,984
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 12)	-	-	57,488	57,488	49,443
Traveling, transportation and stationery	14,933	14,827	1,543	31,303	37,140
Other expenses	12,849	7,860	13	20,722	17,726
Cost of sale of properties (Note 9)	803	-	-	803	19,117
Total expenses by nature as 03.31.19	2,113,849	579,718	274,364	2,967,931	-
Total expenses by nature as 03.31.18	2,421,424	461,804	289,864	-	3,173,092

(iii)
For the nine-month period ended March 31, 2019, includes Ps. 820,173 of Salaries, Bonuses and Social Security and Ps. 51,745 of other concepts. For the nine-month period ended March 31, 2018, includes Ps. 855,532 of Salaries, Bonuses and Social Security; Ps. 7,266 of Equity incentive plan and Ps. 62,840 of other concepts.
(iv)
For the nine-month period ended March 31, 2019, includes Ps. 2,089,655 of Rental and services costs and Ps. 24,194 of Cost of sales and developments. For the nine-month period ended March 31, 2018, includes Ps. 2,377,507 of Rental and services costs; Ps. 43,892 of Cost of sales and developments and Ps. 25 of other consumer financing costs.

20.          Other operating results, net

	03.31.19	03.31.18
Loss of sale of associates and joint ventures	(116,940)	-
Management fees	39,103	34,964
Others	(7,471)	(6,820)
Lawsuits (Note 16)	(17,115)	(12,556)
Donations	(46,828)	(30,103)
Total other operating results, net	(149,251)	(14,515)

21.          Financial results, net

	03.31.19	03.31.18
- Interest income	157,539	159,779
- Foreign exchange	-	91,490
Finance income	157,539	251,269
- Foreign exchange	(1,577,686)	(319,807)
- Interest expense	(1,888,715)	(991,618)
- Other finance costs	(110,070)	(117,291)
Finance costs	(3,576,471)	(1,428,716)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	671,540	124,957
- Proceeds from derivative financial instruments	457,677	169,964
- Gain for repurchase of non.convertible notes	3,469	-
Other financial results	1,132,686	294,921
- Inflation adjustment	(214,560)	(268,305)
Total financial results, net	(2,500,806)	(1,150,831)

15

IRSA Propiedades Comerciales S.A.

22.
Related parties transactions

The following is a summary of the balances with related parties:

Items	03.31.19	06.30.18
Trade and other receivables	4,700,938	2,226,081
Investments in financial assets	2,157,667	258,510
Trade and other payables	(294,899)	(217,596)
Borrowings	-	(1,152,129)
Total	6,563,706	1,114,866

Related parties	03.31.19	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	3,234,737	958,292	Advances
	981,360	-	Non-convertible notes
	86,700	609	Others
	40,128	59,354	Corporate services
	12,448	17,714	Equity incentive plan
	884	12,840	Reimbursement of expenses
	573	-	Leases and/or rights to use space
Total direct parent company	4,356,830	1,048,809
Cresud S.A.CI.F. y A.	1,176,307	258,510	Non-convertible notes
	(2,546)	(3,623)	Equity incentive plan to pay
	(36,982)	(21,760)	Reimbursement of expenses to pay
	(66,733)	(78,955)	Corporate services to pay
Total direct parent company of IRSA	1,070,046	154,172
Arcos del Gourmet	120,608	229,121	Leases and/or rights to use space
	47,513	34,313	Loans granted
	20,259	23,083	Reimbursement of expenses
	17,336	24,670	Others
Fibesa S.A.	25,437	-	Dividends
	6,682	-	Reimbursement of expenses
	5	7	Lease collections
	-	(54)	Reimbursement of expenses to pay
	-	24	Management fee
Shopping Neuquen S.A.	459,371	540,685	Leases and/or rights to use space
	188,303	169,601	Reimbursement of expenses
	35,592	21,199	Loans granted
	2,760	16,103	Dividends
Torodur S.A.	-	(4)	Reimbursement of expenses to pay
	-	(1,146,219)	Borrowings obtained
Ogden Argentina S.A	131,737	68,933	Loans granted
	62	55	Reimbursement of expenses
Entretenimiento Universal S.A.	18,525	14,144	Loans granted
	20	31	Reimbursement of expenses
La Maltería S.A	199,459	-	Others
	(95)	-	Contributions to pay
Pareto S.A	(33,183)	-	Others
Others subsidiaries of IRSA Propiedades Comerciales S.A.	29,744	7,026	Reimbursement of expenses
	8	-	Others
	-	3,455	Management fee of expenses
	-	2,382	Advertising space
	-	(1,204)	Contributions to pay
	-	(1,847)	Others
	(483)	-	Advertising space to pay
	(571)	(490)	Lease collections to pay
	(2,034)	(27)	Reimbursement of expenses to pay
	(25,347)	(14,784)	Leases and/or rights to use space to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A	1,241,708	(9,797)
Others associaltes and joint ventures	4,500	-	Leases and/or rights to use space
	788	(334)	Reimbursement of expenses
	356	724	Management fee
	-	449	Reimbursement of expenses to pay
	-	6,132	Loans granted
	-	(407)	Advertising space to pay
	-	(5,910)	Borrowings obtained
	(697)	(737)	Leases and/or rights to use space to pay
Total associaltes and joint ventures	4,947	(83)
Directors	204	(17)	Reimbursement of expenses to pay
	(125,468)	(92,666)	Fees
Total Directors	(125,264)	(92,683)
Others related parties	12,617	4,669	Reimbursement of expenses
	3,365	10,169	Leases and/or rights to use space
	214	297	Advertising space
	(9)	(13)	Leases and/or rights to use space to pay
	(51)	(9)	Reimbursement of expenses to pay
	(697)	(665)	Legal services
Total others	15,439	14,448
Total	6,563,706	1,114,866

16

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	03.31.19	03.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	289,429	2	Financial operations
	34,877	42,106	Corporate services
	4,232	468	Leases and/or rights to use space
	146	197	Commissions
Total direct parent company	328,684	42,773
Cresud S.A.CI.F. y A.	312,329	71,361	Financial operations
	4,384	3,963	Leases and/or rights to use space
	(196,362)	(200,114)	Corporate services
Total direct parent company of IRSA	120,351	(124,790)
Arcos del Gourmet S.A.	(680)	4,054	Financial operations
	(108,547)	(60,494)	Leases and/or rights to use space
Torodur S.A.	(152,473)	(172,789)	Financial operations
Shopping Neuquen S.A.	301	1,377	Financial operations
	(81,337)	(42,938)	Leases and/or rights to use space
Ogden Argentina S.A	43,177	344	Financial operations
Panamerican Mall S.A.	23,831	27,679	Fees
	(13,909)	(12,944)	Leases and/or rights to use space
Entretenimiento Universal S.A	7,774	17	Financial operations
Others associates and joint ventures	8,320	2,104	Fees
	5,049	195	Financial operations
	(2)	(239)	Leases and/or rights to use space
Total subsidiaries	(268,496)	(253,634)
Tarshop S.A.	26,144	17,431	Leases and/or rights to use space
Others associates and joint ventures	6,870	5,182	Fees
	(1,632)	604	Financial operations
	(443)	(808)	Leases and/or rights to use space
Total associates and joint ventures	30,939	22,409
Directores	(183,467)	(188,613)	Fees
Directores	(8,245)	(12,420)	Fees
Total directors	(191,712)	(201,033)
Banco de Crédito y Securitización	26,111	20,436	Leases and/or rights to use space
Others	12,834	929	Leases and/or rights to use space
Others	(5,191)	(8,052)	Fees
	(30)	-	Donations
Total others	33,724	13,313
Total	53,490	(500,962)

The following is a summary of the transactions with related parties:

Related parties	03.31.19	03.31.18	Description of transaction
Inversiones y Representaciones Sociedad Anónima (IRSA)	469,913	1,013,030	Dividends granted
Tyrus	90	1,126	Dividends granted
Total dividends granted	470,003	1,014,156
Fibesa S.A	27,645	46,563	Dividends received
Nuevo Puerto Santa Fe	9,570	14,341	Dividends received
Total dividends received	37,215	60,904
Centro de Entretenimientos La Plata S.A.	818	-	Irrevocable contributions granted
Quality Invest S.A.	25,549	37,946	Irrevocable contributions granted
Shopping Neuquen S.A.	-	24,875	Irrevocable contributions granted
Total irrevocable contributions to subsidiaries	26,367	62,821
Malteria S.A.	95	-	Irrevocable contributions
Pareto S.A.	96	-	Irrevocable contributions
Quality Invest S.A.	4,872	1,934	Irrevocable contributions
Total contributions	5,063	1,934
Pareto S.A.	65,028	-	Share premium
Total share premium	65,028	-
Fibesa S.A	8,609	-	Share sale
Banco Hipotecario S.A.	113,303	-	Share sale
Total share sale	121,912	-
Centro de Entretenimientos La Plata S.A.	-	147,578	Share acquisition
Total share acquisition	-	147,578

17

IRSA Propiedades Comerciales S.A.

23.          CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 16 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 19 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 - Foreign currency assets and liabilities

24.
Foreign currency assets and liabilities
Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	03.31.19	06.30.18
ASSETS
Trade and other receivables
US Dollar	9,559	43.15	412,472	242,576
Euro	85	48.38	4,134	3,351
Trade and other receivables with related parties
US Dollar	5,705	43.36	247,326	238,859
Total trade and other receivables			663,932	484,786
Investments in financial assets
US Dollar	41,305	43.15	1,782,327	3,604,743
Investment in financial assets with related parties
US Dollar	49,773	43.35	2,157,667	258,510
Total investments in financial assets			3,939,994	3,863,253
Cash and cash equivalents
US Dollar	10,841	43.15	467,785	3,175,265
Euro	1	48.38	55	-
Pound	2	56.03	85	-
Total cash and cash equivalents			467,925	3,175,265
Total Assets			5,071,851	7,523,304
Liabilities
Trade and other payables
US Dollar	3,319	43.35	143,884	160,681
Euro	4	48.71	211	-
Trade and other payables with related parties
US Dollar	810	43.35	35,134	1,847
Total trade and other payables			179,229	162,528
Borrowings
US Dollar	497,761	43.35	21,577,943	20,782,709
Borrowings from related parties
US Dollar	-	43.35	-	1,146,219
Total borrowings			21,577,943	21,928,928
Total Liabilities			21,757,172	22,091,456

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of March 31, 2019, according to Banco Nación Argentina

25.          Subsequents events

See Note 26 to the unaudited condensed interim consolidated financial statements.

18

IRSA Propiedades Comerciales S.A.

 Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.       Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		03.31.19	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	149,303	-	6,803	1,860,521	311,374	262,376	255,920	3,725,676	39,247	26,791	3,657	6,641,668
	Total	149,303	-	6,803	1,860,521	311,374	262,376	255,920	3,725,676	39,247	26,791	3,657	6,641,668
Liabilities	Trade and other payables	163,664	-	-	945,812	193,090	135,123	134,765	116,476	114,486	111,179	179,573	2,094,168
	Borrowings	-	-	-	183,769	48,606	2,465	2,341	6,021,172	-	-	15,441,187	21,699,540
	Deferred income tax liabilities	-	-	11,311,003	-	-	-	-	-	-	-	-	11,311,003
	Income tax to pay	-	-	-	-	-	87,410	-	-	-	-	-	87,410
	Payroll and social security liabilities	-	-	-	33,636	98,755	15,884	-	-	-	-	-	148,275
	Provisions	-	26,704	24,115	-	-	-	-	-	-	-	-	50,819
	Total	163,664	26,704	11,335,118	1,163,217	340,451	240,882	137,106	6,137,648	114,486	111,179	15,620,760	35,391,215

19

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	2,193,087	646,407	2,839,494	3,784,649	17,525	3,802,174	5,977,736	663,932	6,641,668
	Total	2,193,087	646,407	2,839,494	3,784,649	17,525	3,802,174	5,977,736	663,932	6,641,668
Liabilities	Trade and other payables	1,399,631	172,823	1,572,454	515,308	6,406	521,714	1,914,939	179,229	2,094,168
	Borrowings	181,408	55,773	237,181	(59,811)	21,522,170	21,462,359	121,597	21,577,943	21,699,540
	Deferred income tax liabilities	-	-	-	11,311,003	-	11,311,003	11,311,003	-	11,311,003
	Income tax to pay	87,410	-	87,410	-	-	-	87,410	-	87,410
	Payroll and social security liabilities	148,275	-	148,275	-	-	-	148,275	-	148,275
	Provisions	26,704	-	26,704	24,115	-	24,115	50,819	-	50,819
	Total	1,843,428	228,596	2,072,024	11,790,615	21,528,576	33,319,191	13,634,043	21,757,172	35,391,215

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    As of March 31, 2019, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non- current				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	-	-	2,839,494	2,839,494	-	35,593	3,766,581	3,802,174	-	35,593	6,606,075	6,641,668
	Total	-	-	2,839,494	2,839,494	-	35,593	3,766,581	3,802,174	-	35,593	6,606,075	6,641,668
	Trade and other payables	5,342	-	1,567,112	1,572,454	7,014	-	514,700	521,714	12,356	-	2,081,812	2,094,168
	Borrowings	-	191,010	46,171	237,181	21,458,202	4,157	-	21,462,359	21,458,202	195,167	46,171	21,699,540
Liabilities	Deferred income tax liabilities	-	-	-	-	-	-	11,311,003	11,311,003	-	-	11,311,003	11,311,003
	Income tax to pay	87,410	-	-	87,410	-	-	-	-	87,410	-	-	87,410
	Payroll and social security liabilities	-	-	148,275	148,275	-	-	-	-	-	-	148,275	148,275
	Provisions	-	-	26,704	26,704	-	-	24,115	24,115	-	-	50,819	50,819
	Total	92,752	191,010	1,788,262	2,072,024	21,465,216	4,157	11,849,818	33,319,191	21,557,968	195,167	13,638,080	35,391,215

20

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 22.

6.
Borrowings to directors.

See Note 22.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

21

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2019
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	180,178	8,468,517	Fire, all risk and loss of profit
Alto Palermo	82,503	8,364,482	Fire, all risk and loss of profit
Mendoza Plaza	114,968	2,134,273	Fire, all risk and loss of profit
Paseo Alcorta	90,648	3,830,301	Fire, all risk and loss of profit
Alto Avellaneda	91,673	5,355,201	Fire, all risk and loss of profit
Alto Rosario	81,038	3,933,125	Fire, all risk and loss of profit
Patio Bullrich	48,196	2,203,171	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	49,856	1,297,666	Fire, all risk and loss of profit
Alto Noa	42,297	1,266,467	Fire, all risk and loss of profit
Soleil Premium Outlet	34,568	1,720,886	Fire, all risk and loss of profit
República building	59,100	4,013,971	Fire, all risk and loss of profit
Intercontinental building	8,357	295,619	Fire, all risk and loss of profit
Bouchard 710	44,373	2,828,126	Fire, all risk and loss of profit
Suipacha 664	21,894	696,345	Fire, all risk and loss of profit
Della Paolera 265	105,400	3,017,896	Fire, all risk and loss of profit
Alto Comahue	52,532	1,282,242	Fire, all risk and loss of profit
Distrito Arcos	55,030	1,238,537	Fire, all risk and loss of profit
Buenos Aires Design	33,155	-	Fire, all risk and loss of profit
Dot Baires Shopping	197,861	5,350,677	Fire, all risk and loss of profit
Edificio Dot	27,956	1,959,667	Fire, all risk and loss of profit
Building annexed to DOT	10,737	1,649,783	Fire, all risk and loss of profit
Philips building	14,210	1,241,072	Fire, all risk and loss of profit
ALG Arena	15,000	99,983	Fire, all risk and loss of profit
Anchorena 665	4,560	71,466	Fire, all risk and loss of profit
Caballito warehouse	2,528	564,833	Fire, all risk and loss of profit
Zelaya 3102	1,151	21,841	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	762	170,835
SUBTOTAL	1,470,531	63,076,981
Unique policy	91,839		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

   None.

18.         Restrictions on distributions of profits.

              See Note 16 to the unaudited condensed consolidated financial statements.

22

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2019, and the unaudited condensed interim separate statements of comprehensive income for the nine-month period ended March 31, 2019 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2019 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of March 31, 2019, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,793,533 which was no callable at that date.

Autonomous City of Buenos Aires, May 8, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

I. Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results in current currency

(In ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Income from sales, leases and services(1)	1,619.3	1,699.1	-4.7%	5,299.3	5,409.3	-2.0%
Net gain from fair value adjustment on investment properties, PP&E and inventories	63.2	-3,788.9	-	-7,066.9	5,651.7	-225.0%
Profit from operations	941.6	-2,620.2	-	-3,608.1	9,617.0	-137.5%
Depreciation and amortization	34.4	27.3	26.0%	94.5	84.4	12.0%
Consolidated EBITDA(2)	734.2	-3,051.8	-	-4,349.9	9,473.2	-145.9%
Consolidated Adjusted EBITDA(2)	912.9	1,196.0	-23.7%	3,553.4	4,049.8	-12.3%
Consolidated NOI(3)	1,382.9	1,415.5	-2.3%	4,513.8	4,594.9	-1.8%
Result for the period	198.0	-2,479.6	-	-4,473.9	12,402.6	-136.1%
(1)
 Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
 See Point XV: NOI Reconciliation

Company’s income decreased by 2.0% during the nine-month period fiscal year 2019 as compared to the same period of 2018, and Adjusted EBITDA decreased a 12.3% mainly due to shopping malls segment, which decreased 13.9%, reaching ARS 3,154.9 million, together with one-time losses in "Others" segment due to the sale of the stake in Tarshop and the decrease in La Arena’s key value. These effects were partially offset by the adjusted EBITDA of the Offices segment that reached ARS 813.0 million, increasing 72.5% compared to the same period of 2018.

Excluding the one-time effects abovementioned, consolidated adjusted EBITDA would have reached ARS 3,778.4 million decreasing by 6.7% compared to the same period of fiscal year 2018.

Profit for the period under review reached an ARS 4,473.9 million loss, 136.1% lower than the gain registered in the same period of 2018, mainly explained by a higher change in the fair value of investment properties, PP&E and inventories.

It should be noted that under the adjustment for inflation methodology, the result from the valuation at fair value of the investment properties must be segregated in its two effects: i) adjustment for inflation and ii) loss or gain from adjustment at fair value. In the period under review, the adjustment for inflation exceeds the fair value appreciation of the investment properties, for this reason it is necessary to recognize a loss for change in the fair value of the investment property of ARS 7,066.9 million. Likewise, in the previous fiscal year we had recognized a higher value due to changes in the Income Tax Law.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IIIQ 19	IIQ 19	IQ 19	IVQ 18	IIIQ 18
Gross leasable area (sqm)	332,774	332,119	345,929	344,025	343,023
Tenants’ sales (3 month cumulative in current currency)	12,403	17,086	15,963	17,563	14,820
Occupancy	94.5%	94.9%	98.7%	98.5%	98.6%

During the nine-month period of fiscal year 2019, our tenants’ sales reached ARS 45,452.0 million, 13.6% lower than in the same period of 2018 in real terms, mainly due to consumption deceleration and the real salary fall observed in Argentine economy.

1

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Our portfolio’s leasable area totaled 332,774 sqm during the quarter, decreasing by approximately 13,000 sqm due to the end of concession of Buenos Aires Design in November 2018, compared to the same period of previous fiscal year. The portfolio’s occupancy reduced to 94.5% mainly because of Walmart's anticipated exit from Dot Baires Shopping, which we expect to replace in the short term with smaller stores. The compensation of ARS 98.6 received for the early termination of the contract is equivalent to approximately 2.5 years of the Walmart rent of the last 12 months.

Shopping Malls’ Financial Indicators

(in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Income from sales, leases and services	1,196.6	1,479.5	-19.1%	4,256.0	4,760.6	-10.6%
Net gain from fair value adjustment on investment properties, PP&E and inventories	-271	-3,962.8	-93.2%	-10,203.7	5,463.0	-286.8%
Profit from operations	564.7	-2,870.4	-	-7,111.8	9,065.0	-178.5%
Depreciation and amortization	18.0	21.2	-15.1%	63.1	63.0	0.2%
EBITDA(1)	582.8	-2,849.2	-	-7,048.7	9,128.0	-177.2%
Adjusted EBITDA(1)	853.3	1,113.6	-23.4%	3,154.9	3,664.9	-13.9%
NOI(2)	1,005.7	1,290.1	-22.0%	3,683.5	4,123.3	-10.7%
  (1) See Point XIV: EBITDA Reconciliation
  (2)     See Point XV: NOI Reconciliation

Income from this segment decreased 10.6% during the nine-month period of fiscal year 2019, compared with same period of previous fiscal year, recording during IIQFY19 an extraordinary income for ARS 98.6 million as compensation for the termination of Walmart’s contract in Dot Baires Shopping, mentioned above. Our costs, administrative and marketing expenses (SG&A) decrease by approximately 5.9%. Adjusted EBITDA reached ARS 3,154.9 million, 13.9% lower than the nine-month period of fiscal year 2018, and EBITDA margin, excluding income from expenses and collective promotion fund, was 74.1%.

Operating data of our Shopping Malls

	Date of acquisition	Location	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA PC Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	135	98.2%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,797	168	98.4%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	37,954	131	98.5%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.6%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	90.5%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	156	73.5%	80%
Soleil	Jul-10	Province of Buenos Aires	15,190	79	99.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,179	65	99.4%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,526	87	99.0%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,534	140	99.4%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,749	140	99.2%	100%
Córdoba Shopping	Dec-06	Córdoba	15,483	105	98.7%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	94.4%	50%
Alto Comahue	Mar-15	Neuquén	11,666	100	94.9%	99.1%
Patio Olmos(6)	Sep-15	Córdoba
Total			332,774	1,574	94.5%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession November 17, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Cumulative tenants’ sales as of March 31

(per Shopping Mall, in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Alto Palermo	1,521.6	1,672.7	-9.0%	5,560.0	6,134.4	-9.4%
Abasto Shopping	1,597.4	1,962.8	-18.6%	5,994.5	6,973.3	-14.0%
Alto Avellaneda	1,416.1	1,868.4	-24.2%	5,357.5	6,608.6	-18.9%
Alcorta Shopping	829.9	901.1	-7.9%	3,143.3	3,351.5	-6.2%
Patio Bullrich	574.5	505.3	13.7%	2,058.1	1,860.3	10.6%
Buenos Aires Design	-	286.8	-100.0%	359.5	882.1	-59.2%
Dot Baires Shopping(1)	1,194.6	1,600.1	-25.3%	4,571.1	5,729.1	-20.2%
Soleil	676.3	750.0	-9.8%	2,380.0	2,729.7	-12.8%
Distrito Arcos	582.5	594.2	-2.0%	2,182.4	2,270.3	-3.9%
Alto Noa Shopping	611.5	771.1	-20.7%	2,022.0	2,449.2	-17.4%
Alto Rosario Shopping	1,221.8	1,360.8	-10.2%	4,369.1	4,840.9	-9.7%
Mendoza Plaza Shopping	1,052.2	1,252.5	-16.0%	3,523.3	4,185.0	-15.8%
Córdoba Shopping	402.9	468.0	-13.9%	1,476.2	1,743.4	-15.3%
La Ribera Shopping(2)	295.0	366.8	-19.6%	1,026.1	1,269.0	-19.1%
Alto Comahue	426.2	459.3	-7.2%	1,428.9	1,575.1	-9.3%
Total	12,402.5	14,819.9	-16.3%	45,452.0	52,601.9	-13.6%
(1) End of concession November 17,2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of March 31

(per Type of Business, in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Anchor Store	645.6	844.1	-23.5%	2,425.3	2,986.9	-18.8%
Clothes and Footwear	6,527.6	7,123.2	-8.4%	25,086.8	27,299.3	-8.1%
Entertainment	451.8	531.0	-14.9%	1,429.5	1,671.1	-14.5%
Home	262.2	456.9	-42.6%	1,050.6	1,478.8	-29.0%
Restaurant	1,561.4	1,865.7	-16.3%	5,152.8	5,937.0	-13.2%
Miscellaneous	1,676.1	1,886.2	-11.1%	5,844.3	6,363.6	-8.2%
Services	166.2	175.6	-5.4%	554.5	564.3	-1.7%
Electronic appliances	1,111.6	1,937.2	-42.6%	3,908.2	6,300.9	-38.0%
Total	12,402.5	14,819.9	-16.3%	45,452.0	52,601.9	-13.6%

Revenues from cumulative leases as of March 31

(in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Base Rent (1)	730.7	858.1	-14.8%	2,267.2	2,598.5	-12.7%
Percentage Rent	191.0	199.0	-4.0%	853.7	925.0	-7.7%
Total Rent	921.7	1,057.1	-12.8%	3,120.9	3,523.5	-11.4%
Revenues from non-traditional advertising	10.8	32.6	-66.9%	91.2	109.4	-16.7%
Admission rights	159.0	203.6	-21.9%	510.1	560.1	-8.9%
Fees	17.8	23.0	-22.6%	59.5	72.2	-17.5%
Parking	62.6	83.6	-25.1%	236.8	291.1	-18.6%
Commissions	32.4	75.5	-57.1%	120.9	189.4	-36.2%
Others	-7.7	4.1	-287.8%	116.6	14.8	685.5%
Total (2)	1,196.6	1,479.5	-19.1%	4,256.0	4,760.6	-10.6%
(1)
Includes Revenues from stands for ARS 293.9 million cumulative as of March 2019
(2)
Does not include Patio Olmos.

3

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Rent Price as of June 30, 2018

Regarding the information presented in the last Annual Report corresponding to the fiscal year ended June 30, 2018, we have rectified the annual accumulated rental prices per sqm of Alto Rosario and Mendoza Plaza shopping malls, seth forth below, It should be noted that this information has not been adjusted for inflation.

ARS/sqm	2018
Alto Palermo	(4) 32,831
Abasto	(5) 16,828
Alto Avellaneda	(6) 11,083
Alcorta Shopping	(7) 18,744
Patio Bullrich	(8) 14,831
Buenos Aires Design	(9) 4,776
Dot Baires Shopping	(10) 8,385
Soleil Premium Outlet	(11) 10,141
Distrito Arcos	(12) 14,585
Alto Noa	(13) 5,822
Alto Rosario	(14) 8,835
Mendoza Plaza	(15) 4,149
Córdoba Shopping Villa Cabrera	(16) 7,098
La Ribera Shopping	(17) 3,444
Alto Comahue	(18) 11,694
Patio Olmos(1)
(1) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces diminished at USD 4,700 per square meter while rental prices remained at USD 30 when compared with same period of previous fiscal year, per square meter for the A+ segment, and vacancy decreased slightly to 5.25% as of March 2019.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 28 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

4

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Offices’ Operating Indicators

	IIIQ 19	IIQ 19	IQ 19	IVQ 18	IIIQ 18
Leasable area	83,205	83,213	83,213	83,213	84,110
Occupancy	91.4%	90.0%	93.4%	92.3%	91.0%
Rent USD/sqm	26.3	27.0	25.7	26.1	26.5

Gross leasable area was 83,205 sqm as of the third three-month period of fiscal year 2019, slightly below to the same period of the previous year due to the sale of a floor of the Intercontinental tower.

Portfolio average occupancy slightly recovers to 91.4% regarding last quarter, mainly due to the occupation of one vacant floor in Dot Building. We expect to increase the average occupancy during next quarter with the incorporation to the portfolio of Zetta Building, fully leased. The average rental price reached USD 26.3 per sqm in line with previous quarters.

(in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues from sales, leases and services	410.4	195.4	110.0%	991.5	591.0	67.8%
Net gain from fair value adjustment on investment properties, PP&E e inventories	410.1	154.9	164.8%	3,148.2	211.7	1.387.1%
Profit from operations	754.0	300.5	150.9%	3,944.6	667.7	490.8%
Depreciation and amortization	7.4	5.1	45.1%	16.7	15.5	7.7%
EBITDA(1)	761.5	305.7	149.1%	3,961.3	683.2	479.8%
Adjusted EBITDA (1)	351.3	150.7	133.1%	813.0	471.4	72.5%
NOI(2)	394.1	172.2	128.9%	919.1	520.8	76.5%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

In real terms, during the first semester of fiscal year 2019, revenues from the offices segment increased by 67.7% compared to the same period of 2018.

Adjusted EBITDA from this segment grew 72.5% in real terms compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of income flattening of the new Zetta building. EBITDA margin was 82.0% in line with the same period of fiscal year 2018.

5

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Below is information on our office segment and other rental properties as of March 31, 2019.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate(2)	IRSA PC’s Effective Interest

Offices
Edificio República	12/22/2014	19,885	90.3%	100%
Torre Bankboston	12/22/2014	14,865	100.0%	100%
Intercontinental Plaza	12/22/2014	2,979	100.0%	100%
Bouchard 710	12/22/2014	15,014	100.0%	100%
Suipacha 652/64	12/22/2014	11,465	86.2%	100%
Dot Building	11/28/2006	11,242	92.3%	80%
Philips	06/05/2017	7,755	69.8%	100%
Subtotal Offices		83,205	91.4%	N/A

Other Properties
Nobleza Piccardo(3)	05/31/2011	109,610	78.0%	50%
Other Properties(4)	N/A	7,941	N/A	N/A
Subtotal Other Properties		117,551	N/A	N/A

Total Offices and Others		200,756	N/A	N/A
(1) Corresponds to the total leasable surface area of each property as of March 31, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of March 31, 2019.
(3) Through Quality Invest S.A.
(4) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot of land.

IV. Sales & Developments and Others

The segment “Others” includes the Fair, Convention Center and Entertainment activities through the indirect stake in La Rural S.A. and La Arena S.A, Avenida Inc. and the interest held in Tarshop, transferred to Banco Hipotecario during this quarter.

	Sales and Developments			Others
in ARS Million	9M 19	9M 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	35.8	108.4	-48.9%	60.5	1.6	3,681.3%
Net gain from fair value adjustment on investment properties, PP&E and inventories	189.9	33.2	783.3%	-139.1	-	-
Profit from operations	143.5	35.8	521.2%	-435.6	-35.3	1,134.0%
Depreciation and amortization	4.2	2.8	133.3%	5.8	-	-
EBITDA(1)	147.7	38.5	493.2%	-429.8	-35.3	1,117.6%
Adjusted EBITDA(1)	-42.2	5.4	-1,305.7%	-290.7	-35.3	723.5%
NOI(2)	8.3	78.8	-83.7%	-11.4	-41.2	-72.3%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from Sales and Developments segment decreased by 48.9% in real terms in the nine-month period of fiscal year 2019 compared to the same period of previous year due to less sales of units from Astor Beruti. Adjusted EBITDA for the “Sales and Developments” segment was negative ARS 42.2 million during the period, while the “Others” segment was negative ARS 290.7 million due to the sale of the stake in Tarshop and the decrease in La Arena’s key value.

6

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

V. CAPEX

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage) Zetta Building	Catalinas 200 Della Paolera

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2,000	12,800	32,000	30,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	87%
Investment amount (million)	USD 28	USD 3.0	USD 13.7	~ARS 1,425	~ARS 2,510
Work progress (%)	10.5%	52%	0% - 100%(1)	99.6%	51,6%
Estimated stabilized EBITDA (USD million)	USD 4.5	USD 0.4	USD 1.3	USD 8-10	USD 10-12
(1)
Falabella’s work progress.

Shopping Mall Expansions

During fiscal year 2019, we will add approximately 15,000 sqm from current malls’ expansions. We will soon add an approximately 12,800-sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

In September 2018, we launched the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot – Zetta Building

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in four office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we developed an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface and whose opening took place on May 6, 2019 as a subsequent event. The total estimated investment amounts to ARS 1,425 million and as of March 31, 2019, work progress was 99.6%.

Catalinas building – 200 Della Paolera

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. As of March 31, 2019, the Company owned 35,468 square meters consisting of 26 floors and 273 parking spaces in the building under construction. The total estimated investment under IRSA Commercial Properties as of March 31, 2019 amounts to ARS 2,510 million and, work progress was 51.6%. It should be remembered that IRSA Propiedades Comerciales owns 87% of the building's surface while the remaining 13% is owned by Globant.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

7

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

For the nine-month period ended March 31, 2019

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	5,344	1,805	-44	7,104
Costs	-491	-1,882	28	-2,345
Gross profit	4,853	-77	-16	4,759
Net income from changes in the fair value of investment property, PP&E and inventories	-7,005	-	-62	-7,067
General and administrative expenses	-659	-	1	-657
Selling expenses	-343	-	4	-340
Other operating results, net	-305	-	2	-303
Profit from operations	-3,459	-77	-71	-3,608
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

As of March 31, 2019, IRSA Propiedades Comerciales S.A. had a net debt of USD 332.9 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US. MM)(1)	Interest Rate	Maturity
Bank overdrafts	ARS	4.2	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV(2)	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		538.2
Cash & Cash Equivalents + Investments (3)		205.3
Consolidated Net Debt		332.9
(1)
Principal amount at an exchange rate of ARS 43.35, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Net of repurchases.
(3)
Includes Cash and cash equivalents, Investments in Current Financial Assets.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid in historical currency as dividends on each fully paid-in common share for the fiscal years mentioned. Amounts in Pesos are stated in historical Pesos as of their respective payment dates.

8

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
2018	680,000,000	-	5.3962
2019	545,000,000	-	4.3249
(*) In FY 17 the face value of IRCP’s shares was changed from .0.10 to .1 per share.

On October 29, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales approved the distribution to its shareholders of a cash dividend in an amount of ARS 545,000,000 equivalent to 432.4915% of the stock capital, an amount per share of ARS 4,3249 (.1 par value) and an amount per ADR of ARS 17,2997 (Argentine Pesos per ADR) to be charged against the fiscal year ended June 30, 2018.

X. Material and Subsequent Events

February 2019: Sale of Tarshop to Banco Hipotecario

On February 14, 2019, was completed the transaction for the sale of the entire shareholding of the Company in Tarshop S.A., representative of 20% of its capital stock. With this acquisition, Banco Hipotecario S.A. became the holder of 100% of the share capital of said company.

April 2019: Credit line with IRSA Inversiones y Representaciones

On April 1, 2019, the Company’s Board of Directors has approved, directly and/or indirectly a credit line to its controller IRSA Inversiones y Representaciones and/or its subsidiaries for up to USD 180 million up to a three years term. The rate to be applied will be the yield on IRSA bonds with maturity date in 2020, or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA CP plus a 50 basis points margin will be considered. The Audit Committee has issued a favourable opinion regarding the market conditions of this line of credit.

May 2019: Zetta building opening in “Polo Dot” complex

On May 6, 2019, Zetta building was inaugurated in "Polo Dot" commercial complex, located in north BA, after its tenants, MercadoLibre and Falabella, carried out their conditioning works. The building has a leasable area of 32,000 sqm and is fully occupied. The incorporation of the eighth building to our portfolio will be reflected in the fourth quarter of fiscal year 2019.

9

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2019	03.31.2018
Non-current assets	78,691	78,063
Current assets	11,928	13,233
Total assets	90,619	91,296
Capital and reserves attributable to the equity holders of the parent	47,009	51,873
Non-controlling interest	2,227	1,953
Total shareholders’ equity	49,237	53,826
Non-current liabilities	38,648	34,206
Current liabilities	2,734	3,264
Total liabilities	41,382	37,470
Total liabilities and shareholders’ equity	90,619	91,296

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	03.31.2019	03.31.2018
(Loss) / Profit from operations	-3,608	9,617
Share of profit of associates and joint ventures	161	241
(Loss) / Profit from operations before financing and taxation	-3,448	9,858
Financial income	197	363
Financial cost	-3,733	-1,465
Other financial results	1,271	186
Inflation adjustment	-147	-293
Financial results, net	-2,412	-1,209
(Loss) / Profit before income tax	-5,860	8,649
Income tax	1,386	3,753
(Loss) / Profit for the period	-4,474	12,403
Result for the period	-4,474	12,403

Attributable to:
Equity holders of the parent	-4,611	12,105
Non-controlling interest	137	298

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2019	03.31.2018
Net cash generated from operating activities	2,427	3,173
Net cash used in investing activities	-3,230	-4,574
Net cash (used in) / generated from financing activities	-1,858	3,141
Net (decrease) / increase in cash and cash equivalents	-2,661	1,740
Cash and cash equivalents at beginning of year	5,184	3,330
Foreign exchange gain on cash and fair value results of cash equivalent	133	105
Inflation adjustment	-24	-54
Cash and cash equivalents at period-end	2,632	5,121

XIII. Comparative Ratios

(in ARS million)	03.31.2019		03.31.2018
Liquidity
CURRENT ASSETS	11,928	4.36	13,233	4.05
CURRENT LIABILITIES	2,734		3,264
Indebtedness
TOTAL LIABILITIES	41,383	0.88	37,470	0.72
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	47,009		51,873
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	47,009	1.14	51,873	1.38
TOTAL LIABILITIES	41,383		37,470
Capital Assets
NON-CURRENT ASSETS	78,691	0.87	78,063	0.86
TOTAL ASSETS	90,619		91,296

10

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

XIV.  EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2019	2018
(Loss) / profit for the period	-4,474	12,403
Interest income	-198	-237
Interest expense	1,613	999
Capitalized financial costs	-	-21
Income tax expense	-1,386	-3,753
Depreciation and amortization	95	84
EBITDA (unaudited)	-4,350	9,473
Unrealized (gain) / loss from fair value of investment properties, PP&E and inventories	7,067	-5,652
Share of profit of associates and joint ventures	-161	-241
Dividends	-	-21
Foreign exchange differences, net	1,999	247
Gain from derivative financial instruments	-356	-104
Fair value gains of financial assets and liabilities at fair value through profit or loss	-912	-82
Other financial costs	119	137
Inflation adjustment	147	293
Adjusted EBITDA (unaudited)	3,553	4,050
Adjusted EBITDA Margin (unaudited)(1)	67.05%	74.88%

(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.  NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

For the nine-month period ended March 31 (in ARS million)
	2019	2018
Gross profit	4,759	4,853
Selling expenses	-340	-342
Depreciation and amortization	95	84
NOI (unaudited)	4,514	4,595

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest net from fair value.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2019	2018
Total loss / profit for the period	-4,474	12,402
Result not realized from fair value adjustments of investment properties, PP&E and inventories	7,067	-5,652
Depreciation and amortization	95	84
Foreign exchange differences, net	1,999	247
Gain from derivative financial instruments	-356	-104
Fair value gains of financial assets and liabilities at fair value through profit or loss	-912	-82
Dividends	-	-21
Other financial costs	122	136
Deferred income tax	-1,430	-4,101
Non-controlling interest	-137	-298
Adjusted FFO (unaudited)	1,974	2,611

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of March 31, 2019

XVII. Brief comment on prospects for the fiscal year

During the period, we evidenced a deceleration in consumption in our shopping malls, whose sales dropped in real terms by 16%. Year 2019 will be a challenge for the consumption in our shopping malls given the context of economic recession and high inflation. Our office business continues solid with dollar tied revenues that allows us to partially offset the effect of the recession.

Regarding investments, during the current fiscal year, we plan to incorporate approximately 15.000 sqm of the expansion works in progress of some of our shopping malls highlighting the work of Alto Palermo’s third level, which foresees to add 4,000 sqm of GLA in fiscal year 2020 to the most profitable shopping mall in the portfolio. Also, we will add to our portfolio the "Zetta Building", of 32,000 sqm of GLA, located in the commercial complex adjacent to our shopping Dot Baires, whose opening took place on May 6, 2019. Additionally, we will advance in the development of 35,468 sqm of GLA of the "Catalinas" building located in one of the most premium areas for the development of offices in Argentina.

In addition to the projects in progress, the company has a large reserve of land for future developments of shopping malls and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute our growth plan.

We expect that during 2019 IRSA Propiedades Comerciales will continue to consolidate its position as the leading commercial real estate company in Argentina. With approximately 500,000 sqm of gross leasable area distributed among the best shopping malls and offices in the country, as well as current projects under development (Polo Dot and Catalinas), a potential to almost double the portfolio in existing land reserves, a low level of indebtedness and a great track record in accessing the capital market, we believe that we have a solid position to capitalize on the various opportunities that may arise in the future in our country.

Saúl Zang

First Vice-Chairman in exercise
of the presidency

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